Exhibit 99.1

KUKE MUSIC HOLDING LIMITED

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of

Kuke Music Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Kuke Music Holding Limited (the “Company”), and its subsidiaries (the “Group”) as of December 31, 2024, the related consolidated statement of operations and comprehensive loss, changes in equity, and cash flows, for the year ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024, and the results of its operations and its cash flows, for the year ended December 31, 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board issued by the International Accounting Standards Board (IASB) and IFRS Interpretations committee (IFRIC).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note1 to the consolidated financial statements, the Company incurred a loss from operations of RMB67.08 million, and net cash used in operating activities of RMB18.82 million. As of December 31, 2024, the Company had an accumulated deficit of RMB0.98 billion, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024.
Singapore
May 15, 2025

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of

Kuke Music Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Kuke Music Holding Limited (the “Company”), its subsidiaries and its variable interest entities (collectively the “Group”) as of December 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows, for each of the two years ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Group as of December 31, 2023 and 2022, and the results of its operations and its cash flows, for each of the two year ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter - Going Concern

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. As discussed in Note 1(b) to the consolidated financial statements, the Group has continued to incur losses, and the Group has not yet generated favorable working capital. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 1(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Yu Certified Public Accountant, P.C. (PCAOB ID Number: 5910)

We have served as the Group’s auditor from 2022 to 2025.
New York, New York
May 15, 2024

KUKE MUSIC HOLDING LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

		Years ended December 31,
	Notes	2024		2023		2022
		RMB’000		RMB’000		RMB’000
Revenue	4		68,921		106,937		115,115
Cost of sales			(42,096)		(56,346)		(97,804)
Gross profit			26,825		50,591		17,311
Other (expense) income	9.1.1		(1,539)		3,637		7,659
Selling and distribution expenses			(31,286)		(40,690)		(32,033)
Administrative expenses			(31,784)		(46,100)		(69,030)
Impairment losses on financial assets	18.4		(4,585)		(4,882)		(99,634)
Impairment losses on investments in associates and joint ventures	20		(2,370)		(20,525)		—
Other income (losses)	9.2		(13,825)		6		(707,237)
Other operating expenses	9.1.2		(3,452)		(818)		(1,661)
Operating loss			(62,016)		(58,781)		(884,625)
Change in fair value of equity investment at fair value through profit or loss			—		—		(1,000)
Finance costs	9.3		(7,503)		(7,027)		(4,848)
Finance income	9.4		2,434		9		34
Loss before tax			(67,085)		(65,799)		(890,439)
Income tax expense	10		—		(6)		(6,468)
Loss for the year and total comprehensive loss for the year			(67,085)		(65,805)		(896,907)
Attributable to:
Equity holders of the parent			(64,943)		(65,291)		(894,214)
Non-controlling interests			(2,142)		(514)		(2,693)
			(67,085)		(65,805)		(896,907)
LOSS PER SHARE FOR CLASS A AND CLASS B ORDINARY SHARES ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	11
Basic		RMB	(1.64)	RMB	(1.96)	RMB	(30.19)
Diluted		RMB	(1.64)	RMB	(1.96)	RMB	(30.19)
LOSS PER ADS (1 ADS equals 1 Class A ordinary share)
Basic		RMB	(1.64)	RMB	(1.96)	RMB	(30.19)
Diluted		RMB	(1.64)	RMB	(1.96)	RMB	(30.19)

The accompanying notes are an integral part of the consolidated financial statements.

KUKE MUSIC HOLDING LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	December 31, 2024	December 31, 2023
		RMB’000	RMB’000
NON-CURRENT ASSETS
Property, plant and equipment	12	56	315
Intangible assets	13	182,620	165,279
Right-of-use assets	24	4,601	3,939
Goodwill	14	—	764
Prepayments, other receivables and other assets, net	17	3,667	22,090
Investments in associates and joint ventures	20	—	2,370
Total non-current assets		190,944	194,757
CURRENT ASSETS
Inventories, net	15	—	—
Trade receivables, net	16	12,000	22,844
Prepayments, other receivables and other assets, net	17	26,041	21,112
Due from related parties, net	26	29,746	303
Due from shareholders, net	26	—	1,913
Cash and cash equivalents	19	2,568	7,574
Total current assets		70,355	53,746
Total assets		261,299	248,503
EQUITY
Issued capital – Class A shares	20	296	162
Issued capital – Class B shares		59	59
Reserves	20	37,750	21,523
Equity attributable to equity holders of the parent		38,105	21,744
Non-controlling interests		(304)	1,813
Total equity		37,801	23,557
NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings	23	1,214	3,000
Contract liabilities	22	9,240	12,376
Lease liabilities	24	3,194	2,487
Total non-current liabilities		13,648	17,863
CURRENT LIABILITIES
Trade payables	21	52,700	34,818
Other payables and accruals	25	88,804	87,859
Contract liabilities	22	12,754	6,314
Due to shareholders	26	1,016	12,566
Due to related parties	26	—	531
Interest-bearing loans and borrowings	23	52,815	62,226
Lease liabilities	24	1,438	1,706
Income tax payable	10	323	1,063
Total current liabilities		209,850	207,083
Total liabilities		223,498	224,946
Total equity and liabilities		261,299	248,503

The accompanying notes are an integral part of the consolidated financial statements.

KUKE MUSIC HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the parent					Non-
	Issued	Treasury	Capital	Retained		controlling	Total
	capital	shares	reserve	earnings	Total	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2022	194	(1,274)	896,604	41,114	936,638	5,021	941,659
Loss and total comprehensive loss for the year	—	—	—	(894,214)	(894,214)	(2,693)	(896,907)
Issuance of ordinary shares, net of issuance costs (Note 20)	4	—	824	—	828	—	828
Equity-settled share-based payments (Note 29)	—	—	15,208	—	15,208	—	15,208
At December 31, 2022 and at January 1, 2023	198	(1,274)	912,636	(853,100)	58,460	2,328	60,788
Loss and total comprehensive loss for the year	—	—	—	(65,291)	(65,291)	(515)	(65,806)
Issuance of ordinary shares (Note 20)	23	—	22,872		22,895	—	22,895
Equity-settled share-based payments (Note 29)	—	—	5,680	—	5,680	—	5,680
At December 31, 2023 and at January 1, 2024	221	(1,274)	941,188	(918,391)	21,744	1,813	23,557
Loss and total comprehensive loss for the year	—	—	—	(64,943)	(64,943)	(2,142)	(67,085)
Issuance of ordinary shares (Note 20)	134	—	79,642	—	79,776	—	79,776
Capital injection from non-controlling shareholder	—	—	—	—	—	25	25
Equity-settled share-based payments (Note 29)	—	—	1,528	—	1,528	—	1,528
At December 31, 2024	335	(1,274)	1,022,358	(983,334)	38,105	(304)	37,801

The accompanying notes are an integral part of the consolidated financial statements.

KUKE MUSIC HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
	Notes	2024	2023	2022
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Loss before tax		(67,085)	(65,799)	(890,439)
Adjustments for:
Finance costs	9.3	7,503	7,027	4,848
Finance income	9.4	(2,434)	(9)	(34)
Depreciation of property, plant and equipment	9.5	16	1,966	14,966
Depreciation of right-of-use assets	9.5	1,139	2,198	3,433
Amortisation of intangible assets	9.5	10,298	5,650	18,626
Loss on disposal of property, plant and equipment		—	3,241	809
Property, plant and equipment written off		243	—	—
Covid-19-related rent concessions from a lessor	24	—	—	(859)
Recognition of equity-settled share-based payment expenses	29	1,528	5,680	15,208
Expenses for the issuance of shares paid		9,268	—	—
Change in fair value of equity investment at fair value through profit or loss		—	—	1,000
Impairment of trade receivables, net	18.4	3,785	1,924	99,595
Impairment of other receivables and other assets, net	18.4	3,385	2,958	20
Impairment of amount due from related parties		252	—	19
Impairment of inventories	9.2	—	—	7,840
Impairment of property, plant and equipment	9.2	—	—	34,858
Impairment of intangible assets	9.2	35	—	427,314
Impairment of goodwill	9.2	764	—	237,225
Impairment of investment in associate and joint ventures	20	2,370	20,525	—
Operation profit (loss) before working capital changes		(28,933)	(14,639)	(25,571)
Working capital adjustments:
Decrease/(increase) in inventories		—	778	(1,117)
Decrease/(increase) in trade receivables		11,689	(15,489)	2,487
Decrease/(increase) in prepayments, other receivables and other assets		7,739	(3,136)	2,064
Increase in amounts due to related parties		55,104	—	—
Increase in trade payables		18,037	3,356	4,496
(Increase)/decrease in other payables and accruals		(85,128)	10,796	(2,450)
Decrease/(increase) in contract liabilities		3,411	(2,413)	(3,359)
Cash used in from operations		(18,081)	(20,748)	(23,450)
Income tax paid		(740)	(20)	(3,029)
Net cash flows used in operating activities		(18,821)	(20,768)	(26,479)
Cash flows from investing activities
Interest received		—	9	33
Cash obtained from acqusition	8	—	—	315
Purchase of intangible assets		(27,674)	—	(19,852)
Purchase of property, plant and equipment		—	—	(158)
Advance to related parties		(27,783)	(2,758)	(2,089)
Repayment of advance to related parties		—	2,535	—
Deposit withdrawal for property, plant and equipment		—	—	4,884
Increase in deposits paid for intangible assets		—	—	(22,736)
Proceeds from disposal of items of property, plant and equipment		—	38	866
Receipt of the principal portion of net investments in subleases		—	—	261
Net cash flows used in investing activities		(55,457)	(176)	(38,476)
Cash flows from financing activities
Proceeds from issuance of ordinary shares		53,548	—	828
Capital injection from non-controlling shareholder		25	—	—
Proceeds from bank borrowings		18,700	34,500	30,000
Repayment of bank borrowings		(33,654)	(32,000)	(10,000)
Proceeds from other borrowings		74,020	19,025	37,880
Repayment of other borrowings		(36,650)	(4,744)	(36,374)
Advance from related parties		—	22,003	488
Repayment of amount due to related parties		(1,893)	(9,026)	—
Payment of the principal portion of lease liabilities		(1,074)	(3,055)	(1,074)
Interest paid related to leases		(106)	(264)	(10,413)
Interest paid related to borrowings		(3,644)	(3,346)	—
Net cash provided by financing activities		69,272	23,093	11,335
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(5,006)	2,149	(53,620)
Cash and cash equivalents at beginning of year		7,574	5,425	59,045
CASH AND CASH EQUIVALENTS AT END OF YEAR		2,568	7,574	5,425

The accompanying notes are an integral part of the consolidated financial statements.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information

The Company was incorporated in the Cayman Islands on September 13, 2017, as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

The principal activity of the Company is investment holding while its subsidiaries are principally engaged in the distribution of commercial copyrights, provision of music education solutions, sales of musical instruments and provision of services related to music events and performances in the People’s Republic of China (the “PRC”).

In February 2020, the Company acquired a 100% equity interest in Rosenkavalier Limited (“Rosenkavalier”), Degas Limited (“Degas”) and Beijing Lecheng Future Culture Media Co., Ltd. (“Beijing Lecheng”) (collectively, the “Rosenkavalier Group”), which provides services related to music festival events, music performance services and the licensing of music catalogues through Beijing Music Festival Culture Communication Co., Ltd (“BMF Culture”).

Variable interest entity agreements (“VIE agreements”) were also entered into, conferring Beijing Lecheng the right to substantially influence and to receive variable returns from BMF Culture. As a result of the VIE agreements, BMF Culture was consolidated as an indirect subsidiary of the Group.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information (continued)

As at the date of these consolidated financial statements, the Company had direct or indirect interests in the subsidiaries as set out below, all of which are private entities with limited liabilities. All companies now comprising the Group have adopted December 31 as their financial year-end date.

	Place and date of incorporation/	Percentage of ownership/interest/ voting rights		Issued and fully paid ordinary share capital/		Principal
Name	establishment	Directly	Indirectly	registered capital		Activities
Rococo Holding Limited (“Rococo”)	British Virgin Islands (“BVI”), limited liability company September 21, 2017	100%	—		United States Dollar (“US$”) 1	Investment holding
Rosenkavalier Limited (“Rosenkavalier”)	BVI, limited liability company October 2, 2019	100%	—		US$100	Investment holding
Gauguin Limited (“Gauguin”)	Hong Kong limited liability company October 6, 2017	—	100%		Hong Kong Dollars (“HK$”) 60,000,000	Investment holding
Degas Limited (“Degas”)	Hong Kong limited liability company November 1, 2019	—	100%	HK$	60,000,000	Investment holding
Kuke Future International Technology (Beijing) Co., Ltd.* (“Kuke International”)	PRC, limited liability company December 14, 2017	—	100%	US$	10,000,000	Investment holding
Beijing Lecheng Future Culture Media Co., Ltd.* (“Beijing Lecheng”)	PRC, limited liability company November 28, 2019	—	100%	US$	10,000,000	Investment holding
Beijing Kuke Music Co. Ltd.* (formerly known as Beijing Cathay Orient Information Technology Company Limited) (“Beijing Kuke Music”)	PRC, June 7, 2000, limited liability company, changed to joint stock limited liability company on February 16, 2016	—	100%	RMB	16,213,275	Distribution of commercial copyrights and provision of music education solutions
Beijing Naxos Cultural Communication Co. Ltd.* (“Naxos China”)	PRC, limited liability company January 25, 2016	—	51%	RMB	2,000,000	Distribution of commercial copyrights
Beijing Music Festival Culture Communication Co., Ltd.* (“BMF Culture”)	PRC, limited liability company August 26, 2003	—	100%	RMB	19,500,000	Distribution of commercial copyrights, sale of musical instruments and provision of services related to music events and performances

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information (continued)

	Place and date of incorporation/	Percentage of ownership/interest/ voting rights		Issued and fully paid ordinary share capital/		Principal
Name	establishment	Directly	Indirectly	registered capital		Activities
Beijing Kuke Music Education Technology Co., Ltd.* (“Music Education”)	PRC, limited liability company April 14, 2021	—	100%	RMB	10,000,000	Investment holding
Beijing Kuke Music Culture Co., Ltd. (formly known as “Beijing Successor Educational Equipment Co., Ltd”) * (“Music Culture”)	PRC, limited liability company January 6, 2020	—	51%		—	Provide music equipment sales
Shanghai Kuke Fangyue Education Technology Center LLP* (“Kuke Fangyue”)	PRC, limited partnership June 24, 2021	—	60%		—	Dormant
Shanghai Kuke Xingkong Cultural Media Center LLP* (“Kuke Xingkong”)	PRC, limited partnership June 25, 2021	—	90%		—	Dormant
Shanghai Kuke Linhui Education Technology Center LLP* (“Kuke Linhui”)	PRC, limited partnership July 6, 2021	—	90%		—	Dormant
Fuzhou Kuke Education Technology Co.,Ltd.* (“Fuzhou Kuke”)	PRC, limited liability company August 17, 2021	—	80%	RMB	200,000	Dormant
Tianjin Kuke Xingkong Education Consulting., Ltd. * (“Tianjin Kuke”)	PRC, limited liability company August 2, 2021	—	96%	RMB	200,000	Dormant
Shijiazhuang Kuke Linhui Education Technology Co.,Ltd.* (“Shijiazhuang Kuke”)	PRC, limited liability company July 22, 2021	—	96%	RMB	400,000	Dormant
Beijing Hemule Cultural Co., Ltd. * (“Hemule Cultural”)	PRC, limited liability company August 31, 2022	—	100%		—	Dormant

*	The English names of these companies represent the best efforts made by the Company to translate their Chinese names as these companies do not have official English names.

Liquidity and going concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. As of December 31, 2024, the Group had cash and cash equivalents of RMB2,568 and has generated a net loss from continuing operations of RMB67,085 and cash outflows for continuing operations of RMB18,821 for the year then ended.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information (continued)

The Group’s principal sources of liquidity have been cash generated from its operation and contributions from its shareholders, as well as borrowings. Management continues to raise funds to gain the support of more investors. Since the outbreak of the epidemic, the Group has reduced its operating costs through measures such as organizational restructuring, adjustments to the business structure, and personnel optimization.

Management believes that the Group’s current working capital, anticipated cash flows from operations will sustain our operations and business expansion. If the Group’s business strategies are not successful in addressing its current financial concerns, additional capital raise from issuing equity security or debt instrument may be needed to support the cash requirements. However, there is no assurance that the Group will be able to raise adequate funds at acceptable terms to fund its operations going forward. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Group will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

2. Significant accounting policies

2.1 Basis of preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Company were authorised for issue in accordance with a resolution of the directors on May 15, 2025.

The consolidated financial statements are prepared on a going concern basis.

The consolidated financial statements are prepared on a historical cost basis, except for equity investment at fair value through profit or loss (“FVTPL”) that has been measured at fair value.

The consolidated financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousands, except for the number of shares and loss per share data.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.2 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company, its subsidiaries and consolidated VIEs, (collectively referred to as the “Group”) as at December 31, 2024 and 2023 A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

●	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)

●	Exposure, or rights, to variable returns from its involvement with the investee

●	The ability to use its power over the investee to affect its returns

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	The contractual arrangement(s) with the other vote holders of the investee

●	Rights arising from other contractual arrangements

●	The Group’s voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.2 Basis of consolidation (continued)

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

2.3 Summary of significant accounting policies

a)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at the acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs.  The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments is measured at fair value with the changes in fair value recognized in profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

a)	Business combinations and goodwill (continued)

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill is allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the operation disposed of and the portion of the CGU retained.

b)	Investment in associates and a joint venture

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates include the goodwill identified upon acquisition, net of any cumulative impairment loss.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in the Group’s income statement, and the Group’s share of movements in other comprehensive income of the investee in the Group’s other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

If its interest in the associates decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in other comprehensive income is reclassified in income, when appropriate.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries. The Group’s investment in a joint venture is accounted for using the equity method.

Under the equity method, the investment in a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Group’s share of net assets of joint venture since the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is not tested for impairment separately.

The consolidated statement of profit or loss and other comprehensive income reflects the Group’s share of the results of operations of the joint venture. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognised directly in the equity of the joint venture, the Group recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint venture.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

b)	Investment in a joint venture (continued)

The aggregate of the Group’s share of profit or loss of a joint venture is shown on the face of the consolidated statements of profit or loss and other comprehensive income outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognizes the loss within ’Share of profit/(loss) of a joint venture’ in the consolidated statement of profit or loss and other comprehensive income.

Upon loss of joint control over the joint venture, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the joint venture upon loss of joint control and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

c)	Current versus non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

●	Expected to be realised or intended to be sold or consumed in the normal operating cycle

●	Held primarily for the purpose of trading

●	Expected to be realised within twelve months after the reporting period

or

●	Cash or cash equivalents unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when:

●	It is expected to be settled in the normal operating cycle

●	It is held primarily for the purpose of trading

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

c)	Current versus non-current classification (continued)

●	It is due to be settled within twelve months after the reporting period

or

●	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

d)	Revenue from contracts with customers

Revenue from contracts with customers is recognised when control of the services or goods are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services or goods. Revenue is recognised net of value added taxes (“VAT”) as the VAT is levied on the customer and the Group is collecting VAT on behalf of third parties. The Group does not adjust the transaction price for the effects of a significant financing component if the period between when the entity transfers the promised good or service and when the customer pays for that good or service is within one year. The revenue arrangements with a significant financing component are immaterial for the reporting periods.

The disclosures of significant accounting judgements, estimates and assumptions relating to revenue from contracts with customers are provided in Note 3.

The Group is in the business of distributing commercial copyrights, providing music education solutions, selling musical instruments and providing services related to music events and performances.

Subscription revenue

Subscription revenue is generated from the sale of smart music devices and providing customers with the right to access the Group’s and third-party databases through websites and mobile apps. Customers of database subscription services primarily consist of universities, colleges and public libraries in the PRC, which pay for access by their respective students, faculty members or library patrons or, as the case may be, and to a lesser extent, individuals. The Group also offers various smart music devices to institutional customers, allowing offline access to selected music content.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

d)	Revenue from contracts with customers (continued)

(i) Subscription revenue - music content database services

The Group provides web-based and mobile-based access to the music content database to its customers, mainly universities, colleges and public libraries and is the principal of the arrangement. The performance obligation consists of providing music database access and related services (e.g. 24-hour remote support services) that are not considered distinct in the context of the contract. The performance obligation is satisfied over the subscription period. The payment is generally due in 7 to 365 days after the Group begins to provide the customer access to the music content database. In some contracts, short-term advances are required before the database service is provided. The Group recognizes revenue over the subscription period.

(ii) Subscription revenue - third-party database service

The Group acts as an agent for database owners which provide database services to colleges and public libraries. The Group recognises revenue at the net amount that is retained from these arrangements. The performance obligation is satisfied when the Group has sold the database services and the payment is generally due in 7 to 365 days after the database owners begin to provide database access to the customers. The Group recognizes revenue over the subscription period.

(iii) Subscription revenue - sale of smart music devices

The Group sells hardware with embedded content and revenue is recognised upon delivery of the devices, when acknowledge by customers. The payment is generally due within 1 year from delivery.

Licensing

Licensing revenue is generated by licensing certain music copyrights to internet music service providers for digital streaming or downloading through their online platforms. Licensing customers also include, to a much lesser extent, digital music service providers, smart hardware manufacturers and game developers. The licensing business mainly includes two types of contracts: (i) licensing with fixed payment; and (ii) licensing with a minimum guarantee and a revenue-sharing arrangement.

(i) Licensing - with a fixed payment

The Group licenses specific music content to the customers. Revenue is recognised when the licensed copyright is made available for the customer’s use and benefit, typically upon transfer of the licensed content to the customer. Payment is generally due within 90 to 365 days from the transfer. The Group recognizes revenue at point in time upon the transfer of the licensed content.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

d)	Revenue from contracts with customers (continued)

(ii) Licensing - with a minimum guarantee and a revenue-sharing arrangement

For these arrangements, the Group typically: (i) licenses a specific listing of music content; and (ii) licenses future music content on an if-and-when-available basis over a specified period of time. The performance obligation relating to the licensing of a specific listing of music content is satisfied when the specified licensed copyright is made available for the customer’s use and benefit, typically, upon transfer of the licensed content to the customer. The performance obligation relating to the licensing of future music content is satisfied over the specified licensing period. These arrangements typically include a minimum guarantee payment and a revenue-sharing arrangement which requires additional payments if the usage of the music content exceeds specified thresholds. Royalties exceeding the minimum guaranteed amount is recognised when the usage occurs. No royalties exceeding the minimum guaranteed amount were received during the reporting period.

The minimum guarantee is generally due in 7 to 365 days from delivery of the existing music content, and the royalties from the revenue-sharing arrangement is calculated on a monthly or quarterly basis and are due within 30 days from the month or quarter end. For licensing of a specific music content, the Group recognizes revenue at point in time upon the transfer of the licensed content.

Smart music education business

The Group has two business models for its smart music education business: sale of smart music products and smart music education classes.

(i) Sale of smart music products

Revenue from the sale of smart music products includes the sale of: (i) integrated Kukey smart pianos; (ii) a self-developed smart teaching system installed on a network storage server; and (iii) piano accessories such as professional around-ear headphones. Revenue is recognised upon delivery of the specified smart music products. The payment is generally due within 1 year from delivery.

(ii) Smart music education

The Group provides music education classes conducted through Kukey smart pianos. The performance obligation is satisfied overtime as the student attends the music education class and customers have generally prepaid for the smart music education services.

Music events and performances & Others

(i) Music festival events services

The Group executes music festival events for the organisers. The Group also provides related sponsorship services to the patrons who sponsor these music festivals. The sponsorship services may include placement of advertisements in the music festivals and organising pre-concert events such as cocktail parties, production of publicity materials, and arrangement of media interviews for sponsors.

The Group recognises revenue from services related to music festival events over time as the music festival takes place and recognises sponsorship service revenue over time when such services are provided to the patrons because the customer simultaneously receives and consumes the benefits provided by the Group.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

d)	Revenue from contracts with customers (continued)

(ii) Music performance services

The Group executes music performance activities for the organisers.

The Group recognises revenue from music performance services over time as the music performance takes place because the customer simultaneously receives and consumes the benefits provided by the Group.

(iii) Sale of musical instruments

The Group sells hardware with embedded content and revenue is recognised upon delivery of the instruments. The payment is generally due within 1 year from delivery.

(iv) Promotion and publicity

The Group has revenue from promotion and publicity and revenue is recognised over time as the proformance takes place because the customer simultaneously receives and consumes the benefits provided by the Group.

(v) Technical service

The Group has revenue from technical service and revenue is recognised over time as the proformance takes place because the customer simultaneously receives and consumes the benefits provided by the Group.

Cost to obtain a contract

The Group applies the optional practical expedient to immediately expense costs to obtain a contract if the amortisation period of the asset that would have been recognised is one year or less. As such, sales commissions are immediately recognised as an expense as incurred.

Contract balances

Trade receivables

A receivable is recognised if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in section (l) Financial instruments—initial recognition and subsequent measurement.

Contract liabilities

A contract liability is recognised if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related services. Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

Variable consideration

The licensing with a minimum guarantee and revenue-sharing arrangement contracts include variable consideration for which if the revenue-sharing outcome exceeds the minimum guarantee, the consideration should be the revenue-sharing outcome, and if not, the consideration is the minimum guarantee.

The revenue-sharing arrangement is a usage-based royalty promised in exchange for a licence of intellectual property which is only recognised when the subsequent usage occurs.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

e)	Government grants

Government grants are recognised where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognised as income in equal amounts over the expected useful life of the related asset.

When the Group receives grants of non-monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life of the asset, based on the pattern of consumption of the benefits of the underlying asset by equal annual instalments.

f)	Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognised directly in equity is recognised in equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

●	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

●	In respect of taxable temporary differences associated with investments in subsidiaries and a joint venture, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future

Deferred tax assets are recognised for all deductible temporary differences, and the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

f)	Taxes (continued)

Deferred tax (continued)

●	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

●	In respect of deductible temporary differences associated with investments in subsidiaries and a joint venture, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are re-assessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

In assessing the recoverability of deferred tax assets, the Group relies on the same forecast assumptions used elsewhere in the financial statements and in other management reports.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognised outside profit or loss is recognised outside profit or loss. Deferred tax items are recognised in correlation to the underlying transaction either in OCI or directly in equity.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognised subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognised in profit or loss.

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

f)	Taxes (continued)

Sales tax

Expenses and assets are recognised net of the amount of sales tax, except:

●	When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

●	When receivables and payables are stated with the amount of sales tax included, the net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

g)	Foreign currencies

The Group’s consolidated financial statements are presented in RMB, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Group uses the direct method of consolidation and on disposal of a foreign operation and the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

i)	Transactions and balances

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Differences arising on settlement or translation of monetary items are recognised in profit or loss with the exception of monetary items that are designated as part of the hedge of the Group’s net investment in a foreign operation. These are recognised in OCI until the net investment is disposed of, at which time, the cumulative amount is reclassified to profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recognised in OCI.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Group initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of advance consideration.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

g)	Foreign currencies (continued)

ii)	Group companies

On consolidation, the assets and liabilities of foreign operations are translated into RMB at the rate of exchange prevailing at the reporting date and their profit or loss is translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognised in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

h)	Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the property, plant and equipment. When significant parts of property, plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

●	Leasehold improvements	Over the lease terms
●	Music education equipment	5 years
●	Furniture and fixtures	3 to 4 years
●	Office equipment	3 to 5 years

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss when the asset is derecognised.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

i)	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease, that is, whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

i)	Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to the accounting policies in section (n) Impairment of non-financial assets.

ii)	Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate the lease. Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

Group as a lessee (continued)

iii)	Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of warehouses (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option).  It also applies the recognition exemption for leases of low-value assets to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

Group as a lessor

A lease is classified as a finance lease if the Group transfers substantially all the risks and rewards incidental to ownership of an asset. Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. For subleases, the Group, as the intermediate lessor, classifies the sublease by reference to the right-of-use asset arising from the head lease, rather than by reference to the underlying asset.

For subleases classified as finance leases, the Group derecognises the right-of-use asset on the head lease and recognises net investments in the sublease. Any difference between the right-of-use asset and the net investments in the sublease is recognised in profit or loss. The Group continues to account for the original lease liability. Interest income on the sublease and interest expense on the head lease is recognised during the term of the sublease.

j)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

k)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and accumulated impairment losses. Internally generated intangibles, excluding capitalised development costs, are not capitalised and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

k)	Intangible assets (continued)

Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category that is consistent with the function of the intangible assets.

An intangible asset is derecognised upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss.

Intangible assets have average useful lives from the date of purchase as follows:

Software	3-10 years
Copyrights	2-49 years

Research and development costs

Research costs are expensed as incurred. Development expenditures on an individual project are recognised as an intangible asset when the Group can demonstrate:

●	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale

●	Its intention to complete and its ability and intention to use or sell the asset

●	How the asset will generate future economic benefits

●	The availability of resources to complete the asset

●	The ability to measure reliably the expenditure during development

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortisation and accumulated impairment losses. Amortisation of the asset begins when development is complete and the asset is available for use. It is amortised over the period of expected future benefit. Amortisation is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

Software

Software is stated at cost less any impairment losses and is amortised on the straight-line basis over its estimated useful economic life of 3-10 years.

Copyrights

Copyrights are stated at cost less any impairment losses and are amortised on the straight-line basis over their estimated useful economic lives of 2 to 49 years.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

l)	Financial instruments—initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i)	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through OCI, and fair value through profit or loss (“FVTPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price as disclosed in section (d) Revenue from contracts with customers.

In order for a financial asset to be classified and measured at amortised cost or fair value through OCI, it needs to give rise to cash flows that are “solely payments of principal and interest (SPPI)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in two categories:

●	Financial assets at amortised cost (debt instruments)

●	Financial assets at fair value through profit or loss

Financial assets at amortised cost (debt instruments)

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

l)	Financial instruments—initial recognition and subsequent measurement (continued)

i)	Financial assets (continued)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in profit or loss. This category includes an unlisted equity investment which the Group had not irrevocably elected to classify at fair value through OCI. Dividends on the equity investment are credited to profit or loss when the right of payment has been established.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when:

●	The rights to receive cash flows from the asset have expired

or

●	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of its continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

l)	Financial instruments—initial recognition and subsequent measurement (continued)

i)	Financial assets (continued)

Impairment

Further disclosures relating to impairment of financial assets are also provided in the following notes:

●	Disclosures of significant estimates and assumptions	Note 3
●	Trade receivables, net	Note 16
●	Prepayments, other receivables and other assets, net	Note 17
●	Related party disclosure	Note 26

The Group recognises an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General approach

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial assets at amortised cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables which apply the simplified approach as detailed below.

Stage 1—Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

l)	Financial instruments—initial recognition and subsequent measurement (continued)

i)	Financial assets (continued)

Impairment (continued)

Stage 2—Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3—Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The Group considers a financial asset in default when contractual payments are 1 year past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as loans and borrowings, payables, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in one category:

●	Financial liabilities at amortised cost (loans and borrowings)

Financial liabilities at amortised cost (loans and borrowings)

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is recognised in profit or loss.

This category generally applies to interest-bearing loans and borrowings. For more information, refer to Note 18.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

l)	Financial instruments—initial recognition and subsequent measurement (continued)

ii)	Financial liabilities (continued)

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit or loss.

iii)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.

m)	Inventories

All inventories are finished goods.

Inventories are valued at the lower of cost (determined on a first-in, first-out method) and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. The Group identifies potentially slow-moving and obsolete inventories through physical counts, monitoring of inventories on hand, and specific identification, and makes adjustments to net realisable value as necessary.

n)	Impairment of non-financial assets

Further disclosures relating to impairment of non-financial assets are also provided in the following notes:

●	Disclosures for significant estimates and assumptions	Note 3
●	Property, plant and equipment	Note 12
●	Intangible assets	Note 13
●	Goodwill	Note 14

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an assets’ or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

n)	Impairment of non-financial assets (continued)

The Group bases its impairment calculation on most recent budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses are recognised in profit or loss in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the assest’ or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor does it exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods.

o)	Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise cash at banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

p)	Provisions

General

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

p)	Provisions (continued)

Onerous contracts

If the Group has a contract that is onerous, the present obligation under the contract is recognised and measured as a provision. However, before a separate provision for an onerous contract is established, the Group recognises any impairment loss that has occurred on assets dedicated to that contract.

An onerous contract is a contract under which the unavoidable costs (i.e., the costs that the Group cannot avoid because it has the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it. The cost of fulfilling a contract comprises the costs that relate directly to the contract (i.e., both incremental costs and an allocation of costs directly related to contract activities).

q)	Pensions and other post-employment benefits

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labour regulations require that the Group make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions.

r)	Share-based payments

Employees (including senior executives) and consultants of the Group receive remuneration in the form of share-based payments, whereby employees and consultants render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in Note 29.

That cost is recognised in administrative expenses, together with a corresponding increase in equity (capital reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in profit or loss for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

r)	Share-based payments (continued)

Equity-settled transactions (continued)

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognised for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognised is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of loss per share.

s)	Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

s)	Related parties (continued)

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

t)	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	In the principal market for the asset or liability

or

●	In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities

●	Level 2—Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

●	Level 3—Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

t)	Fair value measurement (continued)

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

u)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

v)	Treasury shares

Own equity instruments which are reacquired and held by the Company or the Group (treasury shares) are recognised directly in equity at cost. No gain or loss is recognised in the statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

2.4 Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1, 2024 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements. Based on an initial assessment, the following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

●	Lack of Exchangeability (Amendments to IAS 21)

●	Sale or contribution of assets between an investor and its associate or joint venture (Amendments to IFRS 10 and IAS 28) - Will be determined at a future date

●	Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

●	IFRS 18 Presentation and Disclosure in Financial Statements

●	IFRS 19 Subsidiaries without Public Accountability Disclosures

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Significant accounting judgements, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Other disclosures relating to the Group’s exposure to risks and uncertainties includes:

● Capital management	Note 6
● Financial instruments risk management and policies	Note 18.4
● Sensitivity analysis disclosures	Note 18.4

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognised in the consolidated financial statements:

Contractual arrangement

As disclosed in Note 7, the Group exercises substantial influence over Beijing Kuke Music and BMF Culture (the “VIEs”) and enjoys all the economic benefits of the VIEs through VIE agreements.

The Group considers that it controls the VIEs, notwithstanding the fact that it does not hold any direct equity interest in the VIEs, as it has power over the financial and operating policies and receives substantially all of the economic benefits from the business activities of the VIEs through the VIE agreements. Accordingly, the VIEs have been accounted for as subsidiaries during the reporting period.

Revenue recognition - principal versus agent considerations

The Group enters into contracts with database holders to provide, on their behalf, database services to colleges and libraries. The Group determined that it does not control the database services before they are transferred to customers and it does not obtain benefits from the database services.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Significant accounting judgements, estimates and assumptions (continued)

Judgements (continued)

Revenue recognition - principal versus agent considerations (continued)

The following factors indicate that the Group is an agent in these contracts:

●	The Group is not primarily responsible for fulfilling the promise to provide database services;

●	The Group has no discretion in establishing the pricing for such database services;

●	The Group’s consideration is in the form of a commission

Determining the lease term of a contract with a renewal option - Group as lessee

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has a lease contract that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassess the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate.

The Group included the renewal period as part of the lease term for the lease of an office property. The Group typically exercises its option to renew for the lease because there will be a significant negative effect from relocating the Group’s operations.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Provision for expected credit losses on trade receivables and other financial assets at amortised cost

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Significant accounting judgements, estimates and assumptions (continued)

Estimates and assumptions (continued)

Provision for expected credit losses on trade receivables and other financial assets at amortised cost (continued)

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of a customer’s actual default in the future. The information about the ECLs on the Group’s trade receivables, other receivables and amounts due from related parties and shareholders are disclosed in Notes 16, 17, 18.4 and 26.

The loss allowances for financial assets included in prepayments, other receivables and other assets and amounts due from related parties and shareholders are based on assumption about risk of default and expected loss rates. The Group makes adjustment in making these assumptions and selecting the inputs to the ECL calculation, based on the Group’s past history, existing market condition as well as forward-looking estimates at the end of each of the reporting periods. A number of significant judgements and estimation are also required in applying the accounting requirements for measuring ECLs, such as:

●	Determining criteria for a significant increase in credit risk;

●	Identifying economic indicators for forward-looking measurements; and

●	Estimating future cash flows.

Useful life of intangible assets

The Group’s management determines the estimated useful lives and related amortisation for the Group’s intangible assets with reference to the estimated periods that the Group intends and is able to derive future economic benefits from the use of these assets. Management will revise the amortisation where useful lives are different to that previously estimated, or it will writeoff or writedown commercial obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable lives and, therefore, amortisation in profit or loss in future periods.

Impairment of non-financial assets (including goodwill)

The Group assesses whether there are any indicators of impairment for all non-financial assets at the end of each reporting period or when annual impairment testing for an asset is required. The non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an asset or a CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. When value-in-use calculations are undertaken, management must estimate the expected future cash flows from the asset or CGU and choose a suitable discount rate in order to calculate the present value of those cash flows.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Significant accounting judgements, estimates and assumptions (continued)

Estimates and assumptions (continued)

Taxes

Deferred tax assets are recognised for unused tax losses and deductible temporary difference to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. The Group recognised the consolidated deferred tax assets of nil (2023: nil) as at December 31, 2024, in relation to ECLs on debt financial assets, leases and trade payables, Impairment of property, plant and equipment, Impairment of intangible assets and Impairment of goodwill, accrual and provisions on profit-making subsidiaries, including Beijing Kuke Music, Naxos China, Music Culture and BMF Culture.

The Group had tax losses related to subsidiaries that have a history of losses, which may not be used to offset taxable income elsewhere in the Group. The subsidiaries neither have taxable temporary differences nor tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, the Group has determined that it cannot recognise deferred tax assets on the tax losses carried forward.

Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions with employees at the grant date, the Group uses a binomial model for the Share Option Agreement (as defined in Note 29) and the 2020 ESOP Plan.  The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 29.

Incremental borrowing rate

IFRS16 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate to measure lease liabilities. The Group’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Group estimates the incremental borrowing rate using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Revenue from contracts with customers

Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers

	Subscription and licensing	Smart music education business	Music events and performances & Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Year ended December 31, 2024
Revenue from contracts with customers	59,894	924	8,103	68,921
Cost of sales	(38,086)	(1,264)	(2,746)	(42,096)
Gross profit	21,808	(340)	5,357	26,825
Year ended December 31, 2023
Revenue from contracts with customers	69,437	34,157	3,343	106,937
Cost of sales	(27,380)	(25,387)	(3,579)	(56,346)
Gross profit	42,057	8,770	(236)	50,591
Year ended December 31, 2022
Revenue from contracts with customers	46,966	37,243	30,906	115,115
Cost of sales	(25,029)	(45,010)	(27,765)	(97,804)
Gross profit	21,937	(7,767)	3,141	17,311

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Revenue from contracts with customers (continued)

Disaggregated revenue information (continued)

	2024	2023	2022
	RMB’000	RMB’000	RMB’000
Geographical markets
Southern China	47,273	61,823	57,777
Northern China	18,902	45,114	57,338
Outside China	2,746	—	—
Total revenue from contracts with customers	68,921	106,937	115,115
Timing of revenue recognition
Revenue recognised at a point in time	48,543	88,815	83,976
Revenue recognised over time	20,378	18,122	31,139
Total revenue from contracts with customers	68,921	106,937	115,115

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at each reporting dates are as follows:

	2024	2023
	RMB’000	RMB’000
Amounts expected to be recognized as revenue:
Within 1 year	3,200	3,696
After 1 year	272	170
	3,472	3,866

The amounts disclosed above do not include variable consideration which is constrained.

The Group applied the practical expedient in IFRS 15 and did not disclose the aggregate amounts of transaction price allocated to the remaining performance obligations that are unsatisfied or partially satisfied as of the end of the reporting period if the performance obligations is part of a contract that has an original expected duration of one year or less. The comparative disclosures are amended to conform with the current year’s presentation.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Segment information

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reporting about components of the Group that are regularly reviewed by the chief operating decision maker (“CODM”) in order to allocate resources to segments and to assess their performance.

The Group now consists of two reportable operating segments as follows:

(a)	Subscription, licensing and smart education business engages in the distribution of commercial copyrights and provision of music education solutions.

(b)	Music events and performances & other business engages in the provision of services related to music festival events and music performance, sale of Conch Smart Speakers, promotion and publicity and technical service.

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable operating segment’s profit/(loss), which is a measure of adjusted profit/(loss) before tax. The adjusted profit/(loss) before tax is measured consistently with the Group’s profit/(loss) before tax except that foreign exchange differences, net, finance income, non-lease-related finance costs, as well as head office and corporate income/expenses are excluded from such measurement.

Segment assets exclude amounts due from shareholders and related parties, cash and cash equivalents and other unallocated head office and corporate assets as these assets are managed on a group basis.

Segment liabilities exclude interest-bearing loans and borrowings, amounts due to related parties and shareholders, income tax payable and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Segment information (continued)

	Subscription, licensing and smart education business			Music events and performances & other business			Total
	For the years ended			For the years ended			For the years ended
	December 31,			December 31,			December 31,
	2024	2023	2022	2024	2023	2022	2024	2023	2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue:
Sales to external Customers	60,818	103,595	84,209	8,103	3,342	30,906	68,921	106,937	115,115
Segment results:
The Group	(40,282)	(25,397)	(561,740)	(4,107)	(2,229)	(56,525)	(44,389)	(27,626)	(618,265)
	(40,282)	(25,397)	(561,740)	(4,107)	(2,229)	(56,525)	(44,389)	(27,626)	(618,265)
Reconciliation:
Finance income							2,433	9	34
Foreign exchange differences, net									1,023
Change in fair value of equity investment at fair value through profit or loss									(1,000)
Other unallocated gains									—
Corporate and other unallocated expenses							(17,732)	(31,155)	(267,618)
Non-lease related finance costs							(7,397)	(7,027)	(4,613)
Loss before Tax							(67,085)	(65,799)	(890,439)
Other segment information
Depreciation of property, plant and equipment	16	1,938	14,723	—	28	243	16	1,966	14,966
Depreciation of right-of-use assets	1,139	2,198	2,935	—	—	498	1,139	2,198	3,433
Amortisation of intangible assets	10,298	5,540	18,626	—	110	—	10,298	5,650	18,626
Impairment losses on financial assets, net	7,169	4,882	82,978	1	—	16,656	7,170	4,882	99,634
Impairment losses on investments in associates and joint ventures	2,370	20,525		—	—	—	2,370	20,525	—
Impairment of Inventories	—	—	7,840	—	—	—	—	—	7,840
Impairment of property, plant and equipment	—	—	34,858	—	—	—	—	—	34,858
Impairment of Intangible assets	35	—	427,314	—	—	—	35	—	427,314
Impairment of Goodwill	764	—	1,610	—	—	235,615	764	—	237,225

^	The Group has discontinued recognition of its share of loss of a joint venture and the unrecognised share of loss was Nil (2023: Nil; 2022: Nil) for the year ended December 31, 2024 and cumulatively RMB997,000 (December 31, 2023: 997,000) as at December 31, 2024. The joint venture was dissolved on February 18, 2022.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Segment information (continued)

	Subscription, licensing and smart education business		Music events and performances & other business		Total
	As at December 31,		As at December 31,		As at December 31,
	2024	2023	2024	2023	2024	2023
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment assets	206,981	219,314	11,230	14,693	218,211	234,007
Reconciliation:
Corporate and other unallocated assets					43,088	14,496
					261,299	248,503
Segment liabilities	131,319	122,299	15,382	15,286	146,701	137,585
Reconciliation:
Corporate and other unallocated liabilities					75,170	87,361
					221,871	224,946
Other segment information
Capital expenditure*	32,389	4,945	—	—	32,389	4,945

*	Capital expenditure consists of additions of property, plant and equipment, intangible assets, right-of-use assets, deposits paid for purchase of non-current assets, including assets from the acquisition of a subsidiary.

Geographical information

Geographical information is not presented since over 90% of the Group’s revenue from external customers is generated in the PRC and over 90% of the non-current assets of the Group (other than financial instruments) are located in the PRC. Accordingly, in the opinion of the directors, the presentation of geographical information would provide no additional useful information to the users of the consolidated financial statements

Information about major customers

Revenue from major customers of the Group which individually accounted for 10% or more of the Group’s revenue was derived from the subscription, licensing and smart education business segment.  The respective revenue generated by these customers for each reporting period is set out below:

	2024	2023	2022
	RMB’000	RMB’000	RMB’000
Customer A	*	*	25,396
Customer B	33,019	31,132	28,302
Customer C	9,434	*	*

*	Less than 10% of the Group’s revenue.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Capital management

For the purpose of the Group’s capital management, capital includes issued capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximise shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes to manage capital during the years ended December 31, 2024 and 2023. The Group monitors capital using a gearing ratio, which is ‘net debt’ divided by equity attributable to equity holders of the parent plus net debt. The Group’s policy is to maintain the gearing ratio below 50%. The Group includes within net debt, interest bearing loans and borrowings, lease liabilities, trade payables, other payables and accruals, amount due to related parties and amount due to shareholders, less cash and cash equivalents.

	December 31, 2024	December 31, 2023
	RMB’000	RMB’000
Interest-bearing loans and borrowings (Note 23)	54,029	65,226
Lease liabilities (Note 24)	4,632	4,193
Trade payables (Note 21)	52,700	34,818
Other payables and accruals (Note 25)	88,804	87,859
Amount due to related parties (Note 26)	-	531
Amount due to shareholders (Note 26)	1,016	12,566
Cash and cash equivalents (Note 19)	(2,568)	(7,574)
Net debt	198,613	197,619
Equity attributable to equity holders of the parent	38,105	21,744
Total equity attributable to equity holders of the parent and net debt	236,718	219,363
Gearing ratio	84%	90%

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Group information

Subsidiaries

The consolidated financial statements of the Group include:

			% equity interest
Name	Principal activities	Place of incorporation/ registration	December 31, 2024	December 31, 2023
Rococo	Investment holding	BVI	100%	100%
Rosenkavalier	Investment holding	BVI	100%	100%
Gauguin	Investment holding	Hong Kong	100%	100%
Degas	Investment holding	Hong Kong	100%	100%
Kuke International	Investment holding	PRC	100%	100%
Beijing Lecheng	Investment holding	PRC	100%	100%
Naxos China	Distribution of commercial copyrights	PRC	51%	51%
Music Education	Investment holding	PRC	100%	100%
Kuke Fangyue	Dormant	PRC	60%	60%
Kuke Xingkong	Dormant	PRC	90%	90%
Kuke Linhui	Dormant	PRC	90%	90%
Fuzhou Kuke	Dormant	PRC	80%	80%
Tianjin Kuke	Dormant	PRC	96%	96%
Shijiazhuang Kuke	Dormant	PRC	96%	96%
Music Culture	Provide music equipment sales	PRC	51%	51%
Hemule Cultural	Dormant	PRC	100%	100%

VIE of the Group include:

			% beneficial interest
Name	Principal activities	Place of registration	December 31, 2024	December 31, 2023
Beijing Kuke Music	Distribution of commercial copyrights and provision of music education solutions	PRC	100%	100%
BMF Culture	Distribution of commercial copyrights, sale of musical instruments and provision of services related to music events and performances	PRC	100%	100%

As PRC laws and regulations prohibit foreign ownership of companies that engage in online subscription, online educating business, internet audio-video program services and certain other businesses, Kuke International and Beijing Lecheng, the Group’s PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, the Group conducts its business in the PRC mainly through the VIEs based on a series of contractual arrangements. These contractual arrangements avoid such statements as the contractual arrangements enable the registrant to exercise substantial influence over the consolidated affiliated entities, (ii) receive substantially all of the economic benefits of the Group’s VIEs, and (iii) exercise an exclusive option to purchase all or part of the equity interests and assets in the Group’s VIEs when and to the extent permitted by PRC law. Therefore, the Group consolidates the VIEs as required by IFRS 10 Consolidated Financial Statements.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Group information (continued)

The principal terms of the VIE agreements are further described below:

(1)	Powers of attorney

Pursuant to the powers of attorney signed by Beijing Kuke Music’s nominee shareholders, each nominee shareholder irrevocably authorised Kuke International to act on behalf of such shareholder as its exclusive agent and attorney to exercise all rights and power that such shareholder has in respect of its equity interest in Beijing Kuke Music (including, but not limited to, all of such shareholders’ rights and voting rights to the sale, transfer, pledge or disposition of the equity interest in part or in whole, and the right to designate and appoint the directors and the executive officers of Beijing Kuke Music). The powers of attorney will remain effective ever after, until Kuke International terminates the powers of attorney in writing or the shares or all the assets of Beijing Kuke Music have been legally and effectively transferred to Kuke International and/or its designees.

Beijing Lecheng, BMF Culture and its nominee shareholders have also entered into a power of attorney regarding the exercise of all the shareholders’ rights of the shareholders of BMF Culture, the terms of which are substantially similar to the power of attorney described above.

(2)	Exclusive call option agreement

Pursuant to the exclusive call option agreement entered into amongst Beijing Kuke Music’s nominee shareholders, Beijing Kuke Music and Kuke International, each nominee shareholder granted to Kuke International an irrevocable and exclusive right to purchase all or part of its equity interests in Beijing Kuke Music. The purchase price of the equity interests in Beijing Kuke Music will be a nominal price, unless the relevant government authorities or the PRC laws request another amount to be used as the purchase price, in which case the purchase price will be the lowest amount under such request. Subject to relevant PRC laws and regulations, the registered shareholders will return any amount of the purchase price they have received to Kuke International or its designees.

Beijing Lecheng, BMF Culture and its nominee shareholders have also entered into an exclusive call option agreement, the terms of which are substantially similar to the exclusive call option described above.

(3)	Exclusive service agreements

Pursuant to the exclusive service agreement entered into between Beijing Kuke Music and Kuke International, Kuke International provides business support and consulting services as the exclusive provider of such services to Beijing Kuke Music, in return for a fee which is equal to 100% of the profits before tax of Beijing Kuke Music and is adjustable at the sole discretion of Kuke International. This agreement remains effective perpetually unless termination is required by Kuke International with one month’s prior written notice.

Beijing Lecheng and BMF Culture have also entered into an exclusive service agreement, the terms of which are substantially similar to the exclusive service agreement described above.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Group information (continued)

(4)	Share Pledge contract

Pursuant to the share pledge contract among Beijing Kuke Music’s nominee shareholders, Beijing Kuke Music and Kuke International, the nominee shareholders of Beijing Kuke Music pledged all of their respective equity interests in Beijing Kuke Music to Kuke International as a continuing first priority security interest to guarantee the prompt and full performance of these nominee shareholders’ and Beijing Kuke Music’s obligations under the powers of attorney, the exclusive call option agreement and the exclusive service agreement. The nominee shareholders will not have the right to exercise the voting rights and rights to dividend distribution attaching to the equity interests of Beijing Kuke Music. If Beijing Kuke Music or any of the nominee shareholders breaches its obligations, Beijing Kuke Music is dissolved or the enforcement of the pledged equity interests of Beijing Kuke Music is permitted under PRC laws, Kuke International will be entitled to exercise its rights to the pledged equity interests, including the right to sell the pledged equity interests of Beijing Kuke Music through an auction or a private sale.

If the pledged equity interests of Beijing Kuke Music are disposed of for whatever reasons, all proceeds received will be attributed to Kuke International and the nominee shareholders must transfer all proceeds collected to Kuke International without consideration, to the extent permitted by PRC laws. This contract remains effective until the earlier of: (i) the discharge in full of the nominee shareholders’ and Beijing Kuke Music’s obligations under VIE agreements, or (ii) the completion of the disposal of the pledged equity interests in Beijing Kuke Music.

Beijing Lecheng and BMF Culture have also entered into a share pledge contract, the terms of which are substantively similar to those of the share pledge contract described above.

In the opinion of the Company’s legal counsel, (i) the ownership structure of Kuke International, Beijing Lecheng and their VIEs are in compliance with the PRC laws and regulations; and (ii) the contractual arrangements with the VIEs and their nominee shareholders are valid and binding, and not in violation of the current PRC laws or regulations.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Business combinations

Beijing Kuke Music Co. Ltd., the Company’s subsidiary, made a cash acquisition of RMB1 million for 51% share of Beijing Kuke Music Culture Co., Ltd. (“Music Culture”), on January 1st, 2022. The acquisition aims to enlarge the Company’s market share in the music education industry, by harnessing the Music Culture’s established service in the said segment.

The fair values of the identifiable assets and liabilities of Beijing Successor Educational Equipment Co., Ltd acquired as at the date of acquisition were as follows:

Fair value recognised on acquisition
RMB’000
Cash and cash equivalents	315
Property, plant and equipment (Note 12)	8
Trade receivables	257
Prepayments, other receivables and other assets	461
Inventories	194
Trade payables	(2)
Contract liabilities	(590)
Other payables and accruals	(407)
Total identifiable net assets at fair value	236
Goodwill arising on acquisition	764
Purchase consideration	1,000
Satisfied by:
Cash and cash equivalents	1,000
Analysis of cash flows on acquisition:
Net cash inflows and cash acquired (including in net cash flows used in investing activities)	315

Since the acquisition, the Music Culture contributed RMB15,275,000 revenue and RMB3,351,000 loss to the Group for the year ended December 31, 2022. Contributed RMB27,144,000 revenue and RMB1,708,000 loss to the Group for the year ended December 31, 2023. And contributed RMB142,000 revenue and RMB896,000 loss to the Group for the year ended December 31, 2024.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Business combinations (continued)

On February 29, 2020, the Group acquired a 61.6% equity interest from Lung Yu and He Yu, shareholders of the Group, and a 38.4% equity interest from a series of independent third parties in Rosenkavalier through a share swap transaction. Rosenkavalier Group was a related party of the Group before the acquisition and provides music festival event services, music performance services and licensing of music catalogues.

The acquisition was made as part of the Group’s strategy to expand its market share in the industry. Upon completion of the transaction, the Company obtained control over Rosenkavalier.

The Company issued 4,856,273 ordinary shares as non-cash consideration for the acquisition of Rosenkavalier. The shares issued had a total estimated fair value of RMB284,000,000, based on the fair value of the Rosenkavalier Group as at the date of acquisition measured using the income approach.

The fair values of the identifiable assets and liabilities of Rosenkavalier Group acquired as at the date of acquisition were as follows:

Fair value recognised on acquisition
RMB’000
Cash and cash equivalents	1,073
Property, plant and equipment (Note 12)	769
Right-of-use assets (Note 24)	2,988
Trade receivables	9,671
Prepayments, other receivables and other assets	12,151
Inventories	2
Identifiable intangible assets (Note 13)	26,000
Deferred tax assets	537
Deferred tax liabilities	(1,472)
Trade payables	(188)
Due to related parties	(1,261)
Lease liabilities	(2,988)
Other payables and accruals	(507)
Total identifiable net assets at fair value	46,775
Goodwill arising on acquisition	237,225
Purchase consideration	284,000
Satisfied by:
Issuance of ordinary shares	284,000
Analysis of cash flows on acquisition:
Net cash inflows and cash acquired (including in net cash flows used in investing activities)	1,073

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Business combinations (continued)

Since the acquisition, the Rosenkavalier Group contributed RMB109,270,000 revenue and RMB3,543,000 profit to the Group for the year ended December 31, 2021, contributed RMB30,950,000 revenue and RMB58,660,000 loss to the Group for the year ended December 31, 2022, contributed RMB3,361,000 revenue and RMB2,198,000 loss to the Group for the year ended December 31, 2023.

Due to the impact of the epidemic, Rosenkavalier Group’s operating performance significantly declined in 2022, and the future business outlook is also not positive. Based on this, an impairment provision is made for the goodwill generated from the acquisition of Rosenkavalier Group, with an impairment amount of RMB237,225,000.

Goodwill of approximately RMB237,225,000 was recognised as part of this acquisition, which results from the expected synergies from combining the operations of the Rosenkavalier Group with the Group’s operations. None of the goodwill recognised is expected to be deductible for tax purposes.

The aggregate fair values (and their respective gross contractual amounts) of the trade receivables and financial assets included in prepayments, other receivables and other assets as at their respective date of acquisition amounted to RMB9,671,000 and RMB10,064,000, respectively, of which other receivables of RMB218,000 are expected to be uncollectable.

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the favourable terms of the leases relative to market terms.

In March, 2023, the Group announced an agreement to acquire a 49% equity interest in KOLO Music PTE LTD, with an option to acquire the remaining 51%, in consideration of $6,500,000. The Group issued 3,185,000 shares at the issue price of $1.0 each to acquire 49% equity interest during 2023.

9. Other income and expenses

9.1.1 Other income, net

	2024	2023	2022
	RMB’000	RMB’000	RMB’000
Government grants	176	721	1,865
Foreign exchange differences, net	(2,730)	4	1,023
Additional deduction of VAT	47	31	716
Bad debt recovery	—	1,914	849
Custody fees*	—	—	3,012
Lease termination	336	769	70
Others	632	198	124
Total other (expense) income, net	(1,539)	3,637	7,659

*	It’s refunded ADR custody fees received from Deutsche Bank AG.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Other income and expenses (continued)

9.1.2 Other operating expenses

The amounts recognised for the year ended December 31, 2024 mainly represented the compensation payables on contract terminations of RMB812,000 (2023: 76,000; 2022: RMB425,000) and loss on disposal of non-current assets of RMB1,822,000 (2023: RMB691,000; 2022: RMB809,000).

9.2 Other (income) losses

	2024	2023	2022
	RMB’000	RMB’000	RMB’000
Impairment of inventories	—	—	7,840
Impairment of property, plant and equipment	—	—	34,858
Impairment of intangible assets	—	—	427,314
Impairment of goodwill	764	—	237,225
Unreducible VAT for purchased intangible assets	13,061	—	—
Others	—	(6)	—
Total other income (losses)	13,825	(6)	707,237

Due to the severe impact of COVID-19 pandemic especially in 2022, the Group’s performance has declined significantly, failing to achieve its operational targets, leading to asset impairment. The Group accrued impairment on its assets based on its evaluation.

9.3 Finance costs

	2024	2023	2022
	RMB’000	RMB’000	RMB’000
Interest on loans and borrowings	7,397	6,753	4,613
Interest on lease liabilities	106	274	235
Total finance costs	7,503	7,027	4,848

9.4 Finance income

	2024	2023	2022
	RMB’000	RMB’000	RMB’000
Interest income	2,434	9	33
Interest income on net investments in subleases	—	—	1
Total finance income	2,434	9	34

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Other income and expenses (continued)

9.5 Depreciation, amortisation and costs of inventories

	2024	2023	2022
	RMB’000	RMB’000	RMB’000
Included in cost of sales:
Depreciation of property, plant and equipment*	—	1,806	13,983
Amortisation of intangible assets	10,298	5,105	18,095
Inventories disposal	—	22,605	21,231
Included in selling and distribution expenses:
Depreciation of right-of-use assets	554	1,338	1,315
Included in administrative expenses:
Depreciation of property, plant and equipment	16	160	983
Depreciation of right-of-use assets	729	860	2,118
Amortisation of intangible assets	189	545	531

*	Depreciation of property, plant and equipment during the year ended December 31, 2024 and 2023 decreased due to disposal of property, plant and equipment.

9.6 Research and development costs

The Group’s research and development concentrates on the development of smart music education solutions, which include music education system, musical software (e.g. Kuke music app, digital music cloud library), Kuke music online platform, audiobook, musical education instruments and hardware (e.g. Kukey smart pianos).

Research and development costs of RMB3,157,000, RMB6,299,000 and RMB18,661,000 that are not eligible for capitalisation were expensed and included in administrative expenses for the years ended December 31, 2024, 2023 and 2022, respectively.

9.7 Wages and salaries and pension scheme contributions

	2024	2023	2022
	RMB’000	RMB’000	RMB’000
Wages and salaries	11,162	24,530	34,291
Equity-settled share-based payment expenses	1,528	4,057	15,208
Pension scheme contributions	4,371	3,284	3,933

At December 31, 2024, 2023 and 2022, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income tax

The major components of income tax expense for the years ended December 31, 2024, 2023 and 2022 are as follows:

Consolidated profit or loss

	2024	2023	2022
	RMB’000	RMB’000	RMB’000
Current income tax:
Current income tax charge	—	6	149
Deferred tax	—	—	6,319
Income tax expense reported in profit or loss	—	6	6,468

Reconciliation of tax expense and the accounting profit multiplied by China’s domestic tax rate of 25% for 2024, 2023 and 2022:

	2024	2023	2022
	RMB’000	RMB’000	RMB’000
Accounting loss before tax	(67,085)	(65,799)	(890,439)
At China’s statutory income tax rate	(16,771)	(16,450)	(222,609)
Effect of lower tax rate (Note)	10,642	11,250	58,444
Loss attributable to a joint venture	—	—	—
Non-deductible expenses for tax purposes	857	1,212	3,260
Super deductions	(344)	(663)	(1,321)
Adjustments in respect of current tax of previous periods	—	6	149
Unrecognised tax losses	5,616	4,651	168,545
At the effective income tax rate of 0% (2023:0%;2022: -1%)	—	6	6,468
Income tax expense reported in profit or loss	—	6	6,468

Note:	The amount represented (i) a reduced enterprise income tax rate of 15% and certain other preferential tax benefits available to qualified High and New Technology Enterprise under PRC tax laws and regulations entitled by Bejing Kuke Music and (ii) effects of different tax rates in relation to other jurisdictions.

Uncertain tax positions

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities. In general, the tax authorities have three to five years to conduct examinations of the tax filings of the Group’s subsidiaries. Accordingly, the subsidiaries’ tax years of 2021 through 2024 remain open to examination by the respective tax authorities.

As of December 31, 2024 and 2023, the Group had accrued liabilities for uncertain tax positions of Nil and Nil, respectively. The Group does not anticipate any significant increases or decreases to its liability for unrecognised tax benefits within the next twelve months. As of December 31, 2024 and 2023, the interest and penalties in connection with unrecognised tax benefits was assessed to be minimal.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income tax (continued)

Deferred tax

	January 1, 2023	Credited/ (charged) to profit or loss	December 31, 2023
	RMB’000	RMB’000	RMB’000
Leases	—	—	—
Expected credit losses on debt financial assets	—	—	—
Trade payables, accrual and provisions	—	—	—
Fair value adjustment arising from business combinations	—	—	—
Total	—	—	—

	January 1, 2024	Credited/ (charged) to profit or loss	December 31, 2024x
	RMB’000	RMB’000	RMB’000
Leases	—	—	—
Expected credit losses on debt financial assets	—	—	—
Trade payables, accrual and provisions	—	—	—
Fair value adjustment arising from business combinations	—	—	—
Total	—	—	—

The Group had tax losses arising in Mainland China of RMB85,295,000 and RMB48,118,000 as at December 31, 2024 and 2023, respectively, that will expire in one to five years for offsetting against future taxable profits of the companies in which the losses arose.

Deferred tax assets have not been recognised in respect of the tax losses as at December 31, 2024 and 2023 as the directors consider that it is currently not probable that future taxable profits will be available against which the tax losses can be utilised.

Pursuant to the PRC Corporate Income Tax Law, a 10% withholding tax is levied on dividends declared to foreign investors from the foreign investment enterprises established in Mainland China. A lower withholding tax rate may be applied if there is a tax treaty between Mainland China and the jurisdiction of the foreign investors. For the Group, the applicable rate is 5% or 10%. The Group is therefore liable for withholding taxes on dividends distributed by the subsidiaries established in Mainland China to foreign shareholders in respect of earnings generated.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income tax (continued)

Deferred tax (continued)

At December 31, 2024 and 2023, the directors of the Company estimated that the retained earnings of the PRC subsidiaries and a joint venture would be retained in Mainland China for use in future operations and investments. In the opinion of the directors, it is not probable that these subsidiaries and a joint venture will distribute such earnings in the foreseeable future to their foreign shareholders. The aggregate amounts of temporary differences for the undistributed earnings associated with the investments in subsidiaries and a joint venture in Mainland China for which deferred tax liabilities have not been recognised were approximately Nil and Nil at December 31, 2024 and 2023, respectively. The Group has determined that the undistributed profits of its PRC subsidiaries and a joint venture will not be distributed in the foreseeable future.

11. Loss per share

Basic loss per share is calculated by dividing the loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

For the year ended December 31, 2024, 2023 and 2022, the effects of all outstanding share options and unvested restricted shares were excluded from the computation of diluted loss per share as their effects were anti-dilutive.

The following table reflects the loss and share data used in the basic and diluted loss per share calculations:

	2024	2023	2022
	RMB’000	RMB’000	RMB’000
Loss attributable to ordinary equity holders of the parent for basic and diluted loss per share calculations
- Class A ordinary shares	(51,395)	(47,954)	(644,224)
- Class B ordinary shares	(13,548)	(17,337)	(249,990)

	2024	2023	2022
Weighted average number of ordinary shares in issue during the year for basic and diluted loss per share calculations
- Class A ordinary shares	31,412,525	22,905,148	21,340,420
- Class B ordinary shares	8,281,098	8,281,098	8,281,098

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Property, plant and equipment

	Leasehold improvements	Music education equipment	Furniture and fixtures	Office equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2023	4,561	67,985	341	1,041	73,928
Disposals	—	(67,742)	(201)	(607)	(68,550)
At December 31, 2023	4,561	243	140	434	5,378
Disposals	—	(243)	—	—	(243)
At December 31, 2024	4,561	—	140	434	5,135
Accumulated depreciation
At January 1, 2023	(4,479)	(24,291)	(305)	(885)	(29,960)
Depreciation charge for the year	(82)	(1,806)	(15)	(63)	(1,966)
Disposals	—	26,097	190	576	26,863
At December 31, 2023	(4,561)	—	(130)	(372)	(5,063)
Depreciation charge for the year	—	—	—	(16)	(16)
Disposals	—	—	—	—	—
At December 31, 2024	(4,561)	—	(130)	(388)	(5,079)
Accumulated impairment loss
At January 1, 2023	—	(34,858)	—	—	(34,858)
Impairment write-off for the year	—	34,858	—	—	34,858
At December 31, 2023	—	—	—	—	—
At December 31, 2024	—	—	—	—	—
Net carrying amount
At December 31, 2024	—	—	10	46	56
At December 31, 2023	—	243	10	62	315

For the year ended December 31, 2023, the property, plant and equipment have been disposed and settled with account payable of $3,550 (See Note 27). The impairment has been written off.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Intangible assets

	Software	Copyrights	Total
	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2023	455	534,272	534,727
Additions - acquired separately	—	104,717	104,717
At December 31, 2023	455	638,989	639,444
Additions - acquired separately	—	27,674	27,674
At December 31, 2024	455	666,663	667,118
Accumulated amortization
At January 1, 2023	(432)	(40,769)	(41,201)
Charge for the year	(22)	(5,628)	(5,650)
At December 31, 2023	(454)	(46,397)	(46,851)
Charge for the year	—	(10,298)	(10,298)
At December 31, 2024	(454)	(56,695)	(57,149)
Accumulated impairment loss
At January 1, 2023	—	(427,314)	(427,314)
Charge for the year	—	—	—
At December 31, 2023	—	(427,314)	(427,314)
Charge for the year	—	(35)	(35)
At December 31, 2024	—	(427,349)	(427,349)
Net carrying amount
At December 31, 2024	1	182,619	182,620
At December 31, 2023	1	165,278	165,279

As of December 31, 2024, the impairment of intangible assets amounted to RMB 35, which was caused by the full provision for impairment of Beijing Kuke Music Culture Co., Ltd. The company's business has currently stagnated and is facing operational difficulties, leading to the full impairment provision for Beijing Kuke Music Culture Co., Ltd. As of December 31, 2023, there were no indications of impairment for the Group's intangible assets.

The recoverable amount of copyrights of RMB182,619 and RMB165,278 as at December 31, 2024 and 2023, respectively, has been determined based on a value in use calculation using cash flow projections directly associated with copyrights business from financial budgets covering a five-year period.It is concluded that the carrying amount as of December 31, 2024 did not exceed the value-in-use, and no impairment loss was recognized.And as of December 31, 2023, the carrying amount did not exceed the value in use. As a result of this analysis, management has not recognised impairment charge.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Goodwill

	Subscription and licensing business	Smart music learning business	Music events and performances business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost and net carrying amount at January 1, 2023	—	764	—	764
Accumulated impairment loss	—	—	—	—
Cost and net carrying amount at December 31, 2023	—	764	—	764
Accumulated impairment loss	—	(764)	—	(764)
Cost and net carrying amount at December 31, 2024	—	—	—	—

Impairment testing of goodwill

The Group performed its annual impairment test at the end of each year in 2024 and 2023. As at December 31, 2024, there was indicator for potential impairment of goodwill. As at December 31, 2023, there was no indicator for potential impairment of goodwill.

Goodwill acquired through business combinations is allocated to the following CGUs for impairment testing:

●	Subscription and licensing business; and

●	Smart music learning business; and

●	Music events and performances business

Subscription and licensing business

The recoverable amount of the CGU is determined based on a value-in-use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The pre-tax discount rate of capital applied to the cash flow projections is 15.86% as at December 31, 2022. The growth rate used to extrapolate the cash flows beyond the five-year period is 3% as at December 31, 2022.

The following describes management’s key assumptions in its subscription and licensing business CGU cash flow projections:

Budgeted cash flows – the basis used to determine the budgeted cash flows is based on management’s expectation of the business development.

Discount rate – the discount rate used is before tax and reflects specific risks relating to the relevant unit.

Terminal growth rate – the growth rate is based on management’s expectation of the long-term forecast growth rate of the business.

Based on the result of the impairment testing of goodwill, in the opinion of the directors, full impairment provision was considered necessary for the Group’s goodwill allocated to the subscription and licensing business CGU as at December 31, 2022. The impairment charge is recorded within other losses in the statement of profit or loss.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Goodwill (continued)

Smart music learning business

At December 31, 2024, goodwill acquired through the business combination is allocated to the one CGU known as “Smart music learning business” and for impairment testing. As the CGU will not in operation, in the opinion of the directors, full impairment provision was considered necessary for the Group’s goodwill allocated to the smart music learning business CGU as at December 31, 2024.

At December 31, 2023, goodwill acquired through the business combination is allocated to the one CGU known as “Smart music learning business” and for impairment testing. The Group performed quantitative assessments for the CGU. The quantitative assessments resulted in on impairment as the recoverable amount of the CGU is higher than its carrying amount.

The recoverable amount of the CGU is determined based on a value-in-use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The growth rate used to extrapolate the cash flows beyond the five-year period is 3% and 2.2% as at December 31, 2022 and 2023, respectively.

The following describes management’s key assumptions in its smart music learning business CGU cash flow projections:

Budgeted cash flows – the basis used to determine the budgeted cash flows is based on management’s expectation of the business development.

Discount rate – the discount rate used is before tax and reflects specific risks relating to the relevant unit.

Terminal growth rate – the growth rate is based on management’s expectation of the long-term forecast growth rate of the business.

Based on the result of the impairment testing of goodwill, in the opinion of the directors, no impairment provision was considered necessary for the Group’s goodwill allocated to the smart music learning business CGU as at December 31, 2022 and 2023.

Music events and performances business

The recoverable amount of the CGU is determined based on a value-in-use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The terminal growth rate used to extrapolate the cash flows beyond the five-year period is 3% as at December 31, 2022.

The following describes the management’s key assumptions in its music events and performances business CGU cash flow projections:

Budgeted cash flows – the basis used to determine the budgeted cash flows is based on management’s expectation of the business development.

Discount rate – the discount rate used is before tax and reflects specific risks relating to the relevant unit.

Terminal growth rate – the growth rate is based on management’s expectation of the long-term forecast growth rate of the business.

Based on the result of the impairment testing of goodwill, in the opinion of the directors, full impairment provision was considered necessary for the Group’s goodwill allocated to the Music events and performances business CGU as at December 31, 2022. The impairment charge is recorded within other losses in the statement of profit or loss.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Inventories, net

	December 31, 2024	December 31, 2023
	RMB’000	RMB’000
Finished goods	1,096	778
Disposal	—	(778)
Less: provision	(1,096)	—

Inventories, net	—	—

During 2022, RMB7,840 was recognised as an expense for inventories carried at net realisable value. This is recognised in other losses in the statement of profit or loss. During 2023, RMB778 has been disposed.

16. Trade receivables, net

	December 31, 2024	December 31, 2023
	RMB’000	RMB’000
Trade receivables
Receivables from third-party customers	18,109	25,168
Allowance for ECLs	(6,109)	(2,324)
Total trade receivables	12,000	22,844

Trade receivables are non-interest bearing and are generally on terms of 7 to 365 days.

The movements in allowance for ECLs are as follows:

	2024	2023
	RMB’000	RMB’000
At the beginning of the year	(2,324)	(66,981)
Impairment losses, net	(3,785)	(1,924)
Amount written off as uncollectible	—	66,581
At the end of the year	(6,109)	(2,324)

17. Prepayments, other receivables and other assets, net

	December 31, 2024	December 31, 2023
	RMB’000	RMB’000
Non-current
Prepayments	86	2,604
Deposits	2,371	17,844
Other receivables	1,211	1,642
	3,668	22,090
Less: provision	(1)	—
Total	3,667	22,090
Current
Prepayments	14,828	13,881
Deposits	—	735
Other receivables	17,575	9,474
	32,403	24,090
Less: provision	(6,362)	(2,978)
Total	26,041	21,112

Provisions were RMB2,978 and RMB6,363 as of December 31, 2023 and 2024, respectively. The Group determined the allowance based on known troubled accounts, historical experience, and other currently available evidence.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Prepayments, other receivables and other assets, net (continued)

The movements in allowance for ECLs are as follows:

	2024	2023
	RMB’000	RMB’000
At the beginning of the year	2,978	20
Impairment losses, net	3,385	2,958
At the end of the year	6,363	2,978

18. Financial assets and financial liabilities

18.1 Financial assets

The Group’s financial assets measured at amortised cost, with carrying amounts that are reasonable approximations of fair values.

	December 31, 2024	December 31, 2023
	RMB’000	RMB’000
Financial assets at FVTPL
Non-current	—	—
Equity investment at FVTPL	—	—
Total non-current financial assets at FVTPL	—	—
Total financial assets	—	—
Financial assets at amortised cost
Current
Trade receivables (Note 16)	12,000	22,844
Financial assets included in other receivables and other assets, net	11,213	7,231
Amounts due from related parties, net	29,746	303
Amounts due from shareholders, net	—	1,913
Cash and cash equivalents	2,568	7,574
Total current financial assets at amortised cost	55,527	39,865
Non-current
Financial assets included in other receivables and other assets	1,210	1,642
Investment in associates and joint ventures	—	2,370
Total non-current financial assets at amortised cost	1,210	4,012
Total financial assets at amortised cost	56,737	43,877
Total financial assets	56,737	43,877

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.2 Financial liabilities

Lease liabilities and other financial liabilities at amortised cost, with carrying amounts that are reasonable approximations of fair values

	December 31, 2024	December 31, 2023
	RMB’000	RMB’000
Current
Trade payables	52,700	34,818
Financial liabilities included in other payables and accruals	88,804	44,081
Amount due to related parties	-	531
Amount due to shareholders	1,016	12,566
Interest-bearing loans and borrowings	52,815	62,226
Lease liabilities	1,438	1,706
	196,773	155,928
Non-current
Interest-bearing loans and borrowings	1,214	3,000
Lease liabilities	3,194	2,487
	4,408	5,487
Total	201,181	161,415

18.3 Fair values and fair value hierarchy

The Group assessed that the fair values of cash and cash equivalents, trade receivables, the current portion of financial assets included in prepayments, other receivables and other assets, amounts due from related parties and shareholders, trade payables, amounts due to related parties and shareholders and the financial liabilities included in other payables and accruals approximate to their carrying amounts largely due to the short-term maturities of these instruments.

The non-current portion of financial assets included in prepayments, other receivables and other assets, and financial liabilities such as interest-bearing loans and borrowings are measured at amortised cost. In the opinion of the directors, the fair values of these financial assets and financial liabilities approximate to their carrying amounts.

The Group invests in an unlisted investment measured at fair value through profit or loss. The Group has estimated the fair value of the unlisted investment by based on the valuation performed by DZValue Consulting Company Limited, an accredited independent valuer who has valuation experience for similar financial instruments. A change in fair value for this unlisted investment of RMB1,000 was recognised in the statement of profit or loss during the year ended December 31, 2022. The Group has estimated the fair value of the unlisted investment based on the valuation performed by ValueLink Consulting Company, an independent valuer who has valuation experience for similar financial instruments for the valuation as of December 31, 2023. As of December 31, 2024 and 2023, the fair value of the unlisted investment were zero.

The significant unobservable inputs used in the valuation of unlisted equity investment, together with a quantitative sensitivity analysis are shown below:

Valuation technique	Significant unobservable inputs	Inputs
Market approach	Discount for lack of marketability	29.0%(2022:33.0%)
	Discount rate	15.0%(2022:12.4%)

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.3 Fair values and fair value hierarchy (continued)

The fair value of an unlisted investment measured at fair value through profit or loss as of December 31, 2024 is Nil (2023: Nil) and is categorized within Level 2 (2023: Level 2) of the fair value measurement hierarchy.

During the years ended December 31, 2024 and 2023, there were no transfers of fair value measurements between Level 1 and Level 2, and Level 2 and Level 3.

The following methods and assumptions were used to estimate the fair values:

The fair values of the Group’s interest-bearing loans and borrowings are determined by using the discounted cash flow method using the discount rate currently available for instruments with similar terms, credit risk and remaining maturities as at the end of the reporting period. The changes in fair value as a result of the Group’s own non-performance risk as at December 31, 2024 and 2023 were assessed to be insignificant. The fair values of the Group’s interest-bearing loans and borrowings are approximate to the fair values based on the discounted cash flows.

18.4 Financial instruments risk management objectives and policies

The Group’s principal financial liabilities comprise interest-bearing loans and borrowings, amounts due to related parties and shareholders, trade payables and other payables and accruals. The main purpose of these financial liabilities is to raise finance for the Group’s operations. The Group’s principal financial assets include trade receivables, other receivables and cash and cash equivalents that derive directly from its operations.

The Group is exposed to foreign currency risk, credit risk and liquidity risk. The board of directors reviews and agrees policies for managing each of these risks, which are summarised below.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.4 Financial instruments risk management objectives and policies (continued)

Foreign currency risk

The Group has transactional currency exposures. Such exposures mainly arise from cash and cash equivalents, a loan receivable from a Hong Kong entity and trade payables to foreign suppliers in currencies other than the Group’s functional currency.

The following tables demonstrate the sensitivity at the end of the reporting period to a reasonably possible change in the United States dollars (“US$”) and HK$ exchange rates, with all other variables held constant, of the Group’s loss before tax. The impact on the Group’s loss before tax is due to changes in the fair values of monetary assets and liabilities. The Group’s exposure to foreign currency risk for all other currencies is not material.

For the year ended December 31, 2024	Change in exchange rate	Effect on loss before tax
		RMB’000
US$	+5%	161
	-5%	(161)
HK$	+5%	—
	-5%	—

For the year ended December 31, 2023	Change in exchange rate	Effect on profit before tax
		RMB’000
US$	+5%	(823)
	-5%	823
HK$	+5%	—
	-5%	—

For the year ended December 31, 2022	Change in exchange rate	Effect on loss before tax
		RMB’000
US$	+5%	(461)
	-5%	461
HK$	+5%	—
	-5%	—

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Maximum exposure and year-end staging

The tables below show the credit quality and the maximum exposure to credit risk based on the Group’s credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification as at December 31, 2024 and 2023. The amounts presented are gross carrying amounts for financial assets.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.4 Financial instruments risk management objectives and policies (continued)

Credit risk (continued)

As at December 31, 2024

	12-month Expected Credit Losses	Lifetime Expected Credit losses
	Stage 1	Stage 2	Stage 3	Simplified Approach	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade receivables	—	—	—	18,109	18,109
Financial assets included in other receivables and other assets—Normal*	17,575	—	—	—	17,575
Amounts due from related parties—Normal*	30,001	—	—	—	30,001
Amounts due from shareholders—Normal*	—	—	—	—	—
Cash and cash equivalents—not yet past due	2,568	—	—	—	2,568
	50,143	—	—	18,109	68,252

As at December 31, 2023

	12-month Expected Credit Losses	Lifetime Expected Credit losses
	Stage 1	Stage 2	Stage 3	Simplified approach	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade receivables	—	—	—	25,168	25,168
Financial assets included in other receivables and other assets—Normal*	8,873	—	—	—	8,873
Amounts due from related parties—Doubtful*	—	303	—	—	303
Amounts due from shareholders—Normal*	1,913	—	—	—	1,913
Cash and cash equivalents—not yet past due	7,574	—	—	—	7,574
	18,360	303	—	25,168	43,831

*	The credit quality of the financial assets included in prepayments, other receivables and other assets, and amounts due from related parties and shareholders is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.4 Financial instruments risk management objectives and policies (continued)

Credit risk (continued)

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management.

The Group has significant credit risk concentration from its largest customers’ trade receivables. The Group’s largest customer’s trade receivables represent 54% and 34% of the Group’s gross trade receivables as at December 31, 2024 and 2023, respectively. The Group’s five largest customers’ trade receivables represent 93% and 92% of the Group’s gross trade receivables as at December 31, 2024 and 2023, respectively.

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses both on an aging basis and specific basis. In evaluating the collectability of aging receivable balances, the matrix provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. In evaluating the collectability of specific receivable balances, the Group considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends. Generally, trade receivables are written off if past due for more than one year and are subject to enforcement activity.

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

	Not overdue	1 - 90 days	91 - 180 Days	>181 days	Total
December 31, 2024
Expected credit loss rate	2.40%	43.78%	83.95%	87.88%	33.73%
Gross carrying amount (RMB’000)	11,154	583	357	6,015	18,109
Expected credit loss (RMB’000)	268	255	299	5,286	6,109

Subsequent to the year ended December 31, 2024, the Group has collected $600 of the trade receivables.

	Not overdue	1 - 90 days	91 - 180 Days	>181 days	Total
December 31, 2023
Expected credit loss rate	4.61%	5.13%	40.63	86.53%	9.23%
Gross carrying amount (RMB’000)	23,276	312	288	1,292	25,168
Expected credit loss (RMB’000)	1,072	16	117	1,118	2,324

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.4 Financial instruments risk management objectives and policies (continued)

Liquidity risk

The Group monitors its risk of a shortage of funds using a liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, other borrowings and lease liabilities.

The table below summarises the maturity profile of the Group’s financial liabilities as at the end of the reporting period based on the contractual undiscounted payments:

	On demand	Less than 1 year	>1 year	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at December 31, 2024
Interest-bearing loans and borrowings	19,046	34,983	—	54,029
Lease liabilities	—	1,438	3,194	4,632
Trade payables	—	17,703	34,977	52,700
Due to shareholders	1,016	—	—	1,016
Other payables and accruals	—	47,133	41,671	88,804
As at December 31, 2023
Interest-bearing loans and borrowings	34,000	31,226	—	65,226
Lease liabilities	—	1,763	2,260	4,023
Trade payables	—	11,362	23,456	34,818
Due to a shareholder	12,566	—	—	12,566
Due to a related party	531	—	—	531
Other payables and accruals	—	73,900	13,959	87,859

	12-month Expected Credit Losses		Lifetime Expected Credit losses
	Financial assets included in prepayments, other receivables and other asset	Due from related parties	Trade receivables	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2023	20	19	66,981	67,020
Increase in loss allowance arising from new financial assets recognised in the year	2,958	—	1,924	4,882
Decrease in loss allowance from derecognition of financial assets in the year	—	(16)	(66,581)	(66,597)
As at December 31, 2023	2,978	3	2,324	5,305
Increase in loss allowance arising from new financial assets recognised in the year	3,385	252	3,785	7,422
As at December 31, 2024	6,363	255	6,109	12,727

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.4 Financial instruments risk management objectives and policies (continued)

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

Supplier concentration risk – the Group’s main operations are dependent upon one particularly large supplier. The Group purchases copyright from the supplier with an amount of nil, nil and nil for transactions and ending balances of RMB118,118, nil and nil for prepayment as of December 31, 2022, 2023 and 2024, respectively.

The Group’s top 1 supplier accounted for its purchase in 2022, 2023 and 2024, respectively.

	2024	2023	2022
Top 1 supplier
Supplier A	—	—	41%
Supplier B	48%	35%	—

The Group’s top 1 supplier accounted for its ending balances of prepayment in the years ended December 31, 2022, 2023 and 2024, respectively.

	December 31, 2024	December 31, 2023	December 31, 2022
Top 1 supplier
Supplier A	—	—	76.7%
Supplier B	96.5%	70.6%	—

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.5 Changes in liabilities arising from financing activities

	Interest- bearing			Due to
	loans and borrowings	Lease liabilities	Due to shareholders	related parties
	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2022	47,539	3,279	325	—
Changes from financing activities	21,506	(1,309)	—	488
Changes from operating activities	—	(859)	—	—
Lease termination	—	(1,151)	—	—
Additions	—	8,578	—	—
Accretion of interest	—	235	—	—
As at December 31, 2022 and January 1, 2023	69,045	8,773	325	488
Changes from financing activities	(3,819)	(3,055)	12,240	—
Changes from operating activities	—	—	—	—
Lease termination	—	(6,734)	—	—
Additions	—	4,945	1	43
Accretion of interest	—	264	—	—
As at December 31, 2023 and January 1, 2024	65,226	4,193	12,566	531
Changes from financing activities	(11,197)	(1,075)	(1,860)	(531)
Changes from operating activities	—	—	(9,690)	—
Lease termination	—	(3,307)	—	—
Additions	—	4,715	—	—
Accretion of interest	—	106	—	—
As at December 31, 2024	54,029	4,632	1,016	—

19. Cash and cash equivalents

	December 31, 2024	December 31, 2023
	RMB’000	RMB’000
Cash and cash equivalents	2,568	7,574

At December 31, 2024, the cash and cash equivalents of the Group denominated in RMB amounting to RMB2,467,000 (2023: RMB7,482,000). The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Issued capital and reserves

The authorised share capital consisted of 50,000,000 shares at a par value of US$0.001 per share, of which 41,718,902 shares were designated as Class A ordinary shares and 8,281,098 as Class B ordinary shares after the completion of the Company’s initial public offering (“IPO”) and such designation was retrospectively disclosed in the consolidated financial statements. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of the holder, such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares. There was no transfer between Class A ordinary shares and Class B ordinary shares in the years ended December 31, 2022, 2023 and 2024, respectively.

On January 12, 2021, the Company completed its initial public offering and was listed on the New York Stock Exchange. 5,000,000 ordinary shares were issued at a price of US$10 per share for net proceeds after deducting underwriting discounts and commissions and other issuance costs of approximately US$44.4 million (equivalent to RMB287,448,000). After the initial public offering, there were 29,566,723 ordinary shares outstanding, consisting of 21,285,625 Class A ordinary shares and 8,281,098 Class B ordinary shares, with par value US$0.001 and prepayments of listing expenses as at December 31, 2020 of US$0.9 million (equivalent to RMB5,510,000) has been debited to capital reserve.

From September to December 2021, the Company completed a treasury share repurchase from Tiger Brokers (NZ) Limited for an aggregate of 49,609 ordinary shares with a consideration of US$199,000 (equivalent to RMB1,274,000). The total amount paid for the buy-back of the shares has been debited to the capital reserve of the Company.

As at December 31, 2021, there were 49,609 treasury shares outstanding for the distributions of share-based payments expenses at exercise of share options as disclosed in Note 29 to the financial statements.

On October 28, 2022, the company signed a financial advisory contract with FirsTrust China Ltd. The company hired FirsTrust China Ltd to provide professional management, operations, and business development consulting services. The service period is from October 28, 2022, to April 27, 2023, and the consulting fee is 500,000 common shares. According to the agreement, on November 22, 2022, the company issued 500,000 common shares at a closing price of $0.693 per share to personnel designated by FirsTrust China Ltd to pay for the consulting fees.

In March, 2023, the Group announced an agreement to acquire a 49% equity interest in Singapore domiciled KOLO Music PTE LTD, with an option to acquire the remaining 51%, in consideration of $6,500,000. The Group issued 3,185,000 shares at the issue price of $1.0 each to acquire 49% equity interest during 2023.

The investment in KOLO Music PTE LTD was classified as investment in associates. Investments in KOLO Music PTE LTD. accounted for using the equity method as of December 31, 2023. Under the equity method, an investment in an associate and a joint venture is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received. The Group initially record investment cost of $3,185 (RMB22,895) and did not record gains or loss related to investments in KOLO during 2023 due to the amount was immaterial. The Group recognized an impairment loss of RMB20,525 as the recoverable amount was assessed to be less than the carrying amount for the year ended December 31, 2023. The Group recognized an impairment loss of RMB2,370 as the recoverable amount was assessed to be less than the carrying amount for the year ended December 31, 2024.

In October 2024, the Group entered into a securities purchase agreement with Shelf Advisor Limited, Short Selling Capital Group Limited and Bera Family Limited, in connection with the issuance and sale of (i) $2,160,000 aggregate principal amount of 8.0% Convertible Note Due October 29, 2025 (which can be convertible into Class A ordinary shares, par value $0.001 per share) and (ii) 5,000,000 ADSs at a purchase price of $0.001 per share, representing 5,000,000 Class A ordinary shares.

In December 2024, the Group entered into a securities purchase agreement with Key Wealth Trading Company Limited and Wah Yip International Limited, in connection with the issuance and sale 1,671,346 American Depositary Shares at a purchase price of $0.6 per share, representing 1,671,346 Class A ordinary shares.

Reconciliation of the number of shares outstanding:

	Class A	Class B	Total
January 1, 2023	21,785,625	8,281,098	30,066,723
Shares issued for acquiring 49% equity interest in KOLO	3,185,000	—	3,185,000
December 31, 2023	24,970,625	8,281,098	33,251,723
Shares issued ADSs Offering	5,000,000	—	5,000,000
Shares issued for consulting services	1,300,000	—	1,300,000
Shares issued for debt-for-equity exchange	2,178,700	—	2,178,700
Shares issued for conversion of convertible notes	6,395,546	—	6,395,546
Shares issued for sale of ordinary shares	1,671,346	—	1,671,346
December 31, 2024	41,516,217	8,281,098	49,797,315

Statutory restrictions

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries, VIEs and subsidiaries of the VIEs registered in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with IFRSs differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Issued capital and reserves (continued)

Statutory restrictions (continued)

Under PRC law, the Company’s subsidiaries, VIEs and the subsidiaries of the VIEs located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after-tax profits on an individual company basis as determined under China Accounting Standards (“CAS”) to the statutory reserve and have the rights to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Amounts restricted that include statutory reserve funds, as determined in accordance with CAS, were RMB9,420,000 and RMB9,420,000 as at December 31, 2024 and 2023, respectively.

21. Trade payables

	December 31, 2024	December 31, 2023
	RMB’000	RMB’000
Trade payables	52,700	34,818

Terms and conditions of the above financial liabilities are as follows:

●	Trade payables are non-interest-bearing and are normally settled on terms ranging from 1 to 30 days; and

●	For explanations on the Group’s liquidity risk management processes, refer to Note 18.4.

22. Contract liabilities

The balance represented the receipts in advance from customers.

	December 31, 2024	December 31, 2023
	RMB’000	RMB’000
Contract liabilities
Subscriptions and licensing	13,704	13,469
Smart music education	8,252	5,183
Music Festival Events	38	38
Total contract liabilities	21,994	18,690
Current	12,754	6,314
Non-current	9,240	12,376

	2024	2023	2022
	RMB’000	RMB’000	RMB’000
Amount of revenue recognised in the respective reporting periods that was included in the contract liabilities at the beginning of the reporting period	10,068	16,245	20,960

Contract liabilities include deferred revenue relating to the subscription and licensing of music content and music education products and services.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. Interest-bearing loans and borrowings

	Effective interest rate	Maturity	December 31, 2024	December 31, 2023	Guaranteed or pledged by
	%		RMB’000	RMB’000
Current:
Secured RMB5 million bank loan	3.45	November 27, 2025	5,000	—	Beijing Guohua Wenke
Secured RMB5 million bank loan	3.45	November 27, 2025	5,000	—	Beijing Guohua Wenke
Secured RMB3 million bank loan	3.65	January 25, 2025	3,000	—	Beijing Haidian Technology
Secured RMB3.7 million bank loan	2.85	December 02, 2025	3,700	—	—
Secured RMB10 million bank loan	3.45 (2022: 3.65)	On demand	—	10,000	He Yu
Secured RMB10 million bank loan	3.50	On demand	—	10,000	He Yu
Secured RMB10 million bank loan	5.50	On demand	—	—	He Yu
Secured RMB3 million bank loan	4.00	On demand	—	3,000	He Yu
Secured RMB3 million bank loan	3.65	On demand	—	3,000	He Yu
Secured RMB4million bank loan	3.9	On demand	—	4,000	He Yu
Secured RMB1million bank loan	5.15	On demand	—	1,000	Xiongbiao Ma
Secured RMB1.5 million other borrowings	12.63	Sep 18, 2025	1,143	—	Xiongbiao Ma
Secured RMB31 million other borrowings *	12	December 27, 2024	34,983	31,226	He Yu
			52,815	62,226
Non-current:
Secured RMB1.5million bank loan	10.34	Jan.08, 2026	1,214	1,500	Beijing Guohua Wenke
Secured RMB1.5 million other borrowings	12.63	Sep 18, 2025	—	1,500	Xiongbiao Ma
			54,029	65,226

*	This loan has expired in December, 2024. The Group is in negotiation with the counter-party regarding the repayment terms.

24. Leases

Group as a lessee

The Group has lease contracts for various items of property, plant and equipment. Leases of a building and music education equipment generally have lease terms between 3 and 5 years.

The Group also has certain leases with lease terms of 12 months or less and leases with low value. The Group applies recognition exemptions for “short-term leases” and “leases of low-value assets” for these leases.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Leases (continued)

Group as a lessee (continued)

Set out below are the carrying amounts of right-of-use assets recognised and the movements during the years:

	Building	Total
	RMB’000	RMB’000
At January 1, 2023	7,149	7,149
Additions	4,945	4,945
Depreciation charge	(2,198)	(2,198)
Lease termination	(5,957)	(5,957)
At December 31, 2023	3,939	3,939
Additions	4,715	4,715
Depreciation charge	(1,139)	(1,139)
Lease termination	(2,914)	(2,914)
As December 31, 2024	4,601	4,601

Set out below are the carrying amounts of lease liabilities and the movements during the years:

	2024	2023
	RMB’000	RMB’000
At January 1	4,193	8,773
Additions	4,715	4,945
Accretion of interest	106	264
Covid-19 - related rent concessions from a lessor	—	—
Lease termination	(3,317)	(6,734)
Payments	(1,065)	(3,055)
At December 31	4,632	4,193
Current	1,438	1,706
Non-current	3,194	2,487

The following are the amounts recognised in profit or loss:

	2024	2023	2022
	RMB’000	RMB’000	RMB’000
Depreciation expense of right-of-use assets	1,139	2,198	3,433
Interest expense on lease liabilities	106	264	235
Covid-19-related rent concessions from a lessor	—	—	(859)
Expense relating to short term leases and leases of low-value assets included in administrative expenses	—	1,718	1,676
Total amount recognised in profit or loss	1,245	4,180	4,485

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Leases (continued)

Group as a lessee (continued)

The total cash outflow for leases included in the statements of cash flows is as follows:

	2024	2023	2022
	RMB’000	RMB’000	RMB’000
Total cash outflow for leases	1,180	4,773	2,985

25. Other payables and accruals

	December 31, 2024	December 31, 2023
	RMB’000	RMB’000
Accruals	19,387	15,700
Payable to database suppliers	47,392	13,442
Loans due to third parties *	11,962	16,900
VAT, and other taxes payable	5,520	28,078
Payable to agents	73	9,184
Interest payables	4,47	1,911
Others	—	2,644
Total other payables and accruals	88,804	87,859
Current	88,804	87,859

Other payables are non-interest bearing and normally settled within one year.

*	Loan due to third parties represented loans borrowed from third parties with annual interest rate of 4%-10%.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. Related party disclosures

Note 7 provides information about the Group’s structure, including details of the subsidiaries. The following table provides the total amount of transactions that are entered into with related parties for the relevant financial years.

		Interest income on net investments in subleases	Interest income	Acquisition of a subsidiary	Copyright expenses
		RMB’000	RMB’000	RMB’000	RMB’000
Shareholder of the Company	2024	—	—	—	—
	2023	—	—	—	—
	2022	—	—	174,944	—
BMF Culture*	2024	—	—	—	—
	2023	—	—	—	—
	2022	23	—	—	—
Naxos^	2024	—	1,951	—	3,620
	2023	—	—	—	7,861
	2022	—	—	—	5,203
KOLO Music Limited	2024	—	471	—	—
	2023	—	—	—	—

*	A director of the Company is the controlling shareholder of Rosenkavalier, the parent company of BMF Culture. BMF Culture became a subsidiary of the Group since February 29, 2020. Further details are disclosed in note 8 to the consolidated financial statements.

^	Naxos refers to Naxos Global Distribution Limited, Naxos Rights International Limited and their affiliates and subsidiaries, of which a director of the Company is the controlling shareholder.

Outstanding balances at December 31, 2024 and 2023 are unsecured and interest-free and repayable on demand. There have been no guarantees provided or received for any related party receivables or payables.

		Net investments in subleases	Due from related parties/ shareholders	Due to related parties/ shareholders
		RMB’000	RMB’000	RMB’000
Naxos One Holding Limited (Former Name: Shigoo Limited)#	2024	—	23,634	—
	2023	—	303	531
Shareholders of the Company	2024	—	—	1,016
	2023	—	1,913	12,566
Hoi Tung Chan^	2024	—	—	—
	2023	—	—	—
KOLO Music Limited*	2024	—	6,112	—
	2023	—	—	—

#	A director of the Company is the controlling shareholder of Naxos One Holding Limited. The amount due from Naxos One Holding Limited was unsecured, with an interest rate of 12% and repayable in October 2025, while the amount due to Naxos One Holding Limited was unsecured, interest-free and repayable within one year.

^	Hoi Tung Chan was the Chief Financial Officer of Kuke Music Holding Limited, who resigned its position on 12th May, 2023. The amount due from Hoi Tung Chan was unsecured, interest-free and repayable on demand.

*	The amount due from KOLO was unsecured, with an interest rate of 12% and repayable in October 2025.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. Related party disclosures (continued)

The following table provides compensation of key management personnel of the Group:

	2024	2023	2022
	RMB’000	RMB’000	RMB’000
Short term employee benefits	1,164	3,652	4,239
Equity-settled share-based payment expenses	722	1,919	9,002
Post employment benefits	205	594	552
Total compensation paid to key management personnel	2,091	6,165	13,793

The amounts disclosed in the table are the amounts recognised as an expense during the reporting periods related to key management personnel.

27. Notes to the consolidated statements of cash flows

Major non-cash transactions

(a)	During the year ended December 31, 2024, the Group had non-cash additions to right-of-use assets and lease liabilities of RMB4,715,000 (2023: RMB4,945,000) in respect of lease arrangements for one properties (Note 24).

(b)	During the year ended December 31, 2024, the Group issued 6,395,564 shares for conversion of convertible notes.

(c)	During the year ended December 31, 2024, the Group settled account payable of RMB6,402 with property, plant and equipment (2023: RMB3,550).

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. Standards issued but not yet effective

The new and amended standards that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards, if applicable, when they become effective.

Amendments to IAS 21	Lack of Exchangeability[1]
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture[2]
Amendments to IFRS 9 and IFRS 7	Classification and Measurement of Financial Instruments[1]
Amendments to IFRS 18 and	Presentation and Disclosure in Financial Statements[1]
Amendments to IFRS 19	Subsidiaries without Public Accountability Disclosures[1]

1.	Effective for annual periods beginning on or after 1 January 2024

2.	No mandatory effective date yet determined but available for adoption

The adoption of the above new and amended standards and interpretations are not expected to have a material impact on the Group’s financial statements.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. Share-based payments

Share Option Agreement

In October 2019, the Group entered into an agreement with a financial consultant (“Share Option Agreement”), pursuant to which share options of the Company are granted to the financial consultant in respect of his services to the Group in the forthcoming years. The maximum number of share options granted under the Share Option Agreement to the financial consultant is 3% of the total number of shares of the Company on the Listing Dates (as defined below). The exercise price of the share options is the offer price of the underlying shares of the Company issued in the final financing arrangement prior to the Company’s initial public offering (“IPO”). The share options can only be vested if (i) the financial consultant becomes an employee of the Group prior to the date of successful listing of the Company’s shares through the IPO (the “Listing Date”); and (ii) there is the successful listing of the Company’s shares through the IPO (“IPO Performance Condition”); and (iii) the financial consultant remains as an employee of the Group over the vesting period as specified in the Share Option Agreement. All share options will be vested over 24 months after the Listing Date. Unexercised portion will be forfeited after 48 months after Listing Date. There are caps for share options to be exercised in the periods as specified as below:

Vesting period of the relevant percentage of the options	Cap of options exercisable
After 6 months since the Listing Date	1% of the total shares
After 12 months since the Listing Date	2% of the total shares
After 18 months since the Listing Date	2.5% of the total shares
After 24 months since the Listing Date	3% of the total shares

There are no cash settlement alternatives. The Group does not have a past practice of cash settlement for these share options. The Group accounts for the share options granted under the Share Option Agreement as equity-settled share-based payments.

In April 2020, the financial consultant was appointed as the Chief Financial Officer of the Group. The share options granted under the Share Option Agreement remain effective and the terms of the share options remain unchanged, except that the exercise price of the share options is now the higher of US$7.5 million and the offer price of the underlying shares the Company issued in its last round of financing prior to the Company’s IPO.

(a)	The fair value of equity-settled share options granted during the year ended December 31, 2020, was estimated as at the date of grant using a binomial model, taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used:

Assumptions	Inputs
Dividend yield (%)	0%
Expected volatility (%) (note)	49%
Risk-free interest rate (%)	0.36%
Suboptimal factor	2.5
Forfeiture rate	0%
Option life (years)	4.78
Share price (US$ per share)	8.67

Note:	Expected volatility is determined by reference to a peer group of publicly traded companies. No other feature of the options granted was incorporated into the measurement of fair value.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. Share-based payments (continued)

Share Option Agreement (continued)

(b)	The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	2024 WAEP US$	2024 Number of options	2023 WAEP US$	2023 Number of options
At January 1	8.46	887,002	8.46	887,002
Granted during the year	—	—	—	—
Forfeited during the year	—	—	—	—
Exercised during the year	—	—	—	—
Expired during the year	—	—	—	—
At December 31	8.46	887,002	8.46	887,002

(c)	The exercise prices and exercise periods of the share options outstanding as at the end of the reporting period are as follows:

	2024	2023
Exercise period	Number of options	Number of options	Exercise price US$
July 12, 2021 – January 12, 2025	295,667	295,667	8.46
January 12, 2022 – January 12, 2025	295,667	295,667	8.46
July 12, 2022 – January 12, 2025	147,834	147,834	8.46
January 12, 2023 – January 12, 2025	147,834	147,834	8.46
	887,002	887,002

2020 ESOP Plan

The Group adopted an equity incentive plan (the “2020 ESOP Plan”) for grants of share options and restricted shares of the Company’s ordinary shares to directors, officers and employees of the Company and its subsidiaries.

In October, 2020, the Group’s board of directors approved the 2020 ESOP Plan. The maximum aggregate number of, ordinary shares that may be issued pursuant to all awards under the 2020 ESOP Plan shall was 1,227,000. The 2020 ESOP Plan lapses on the tenth anniversary of the grant date.

1,125,334 share options and 101,666 restricted shares were granted under the 2020 ESOP Plan, at an exercise price of US$0.01 per share. 50%, 30%, 10% and 10% of the share options and restricted shares will vest on October 1, 2021, October 1, 2022, October 1, 2023 and October 1, 2024, respectively, on the condition that (i) directors, officers, employees and consultants of the Company remain in service; and (ii) the Company completes its initial public offering within 12 months after the adoption of the 2020 ESOP Plan by the board of the directors.

(a)	The fair value of equity-settled share options and restricted shares granted during the year ended December 31, 2020, was estimated as at the date of grant using a binomial model, taking into account the terms and conditions upon which the options were granted.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. Share-based payments (continued)

2020 ESOP Plan (continued)

The following table lists the inputs to the model used:

Assumptions	Inputs
Dividend yield (%)	0%
Expected volatility (%) (note)	50%
Risk-free interest rate (%)	0.88%
Suboptimal factor	1.0 - 2.5
Forfeiture rate	0%
Option life (years)	10
Share price (US$ per share)	9.03

Note:	Expected volatility is determined by reference to a peer group of publicly traded companies. No other feature of the options granted was incorporated into the measurement of fair value.

(b)	The following share options and restricted shares were outstanding under the 2020 ESOP Plan during the year:

	2024 WAEP US$	2024 Numbers of options	2024 Number of restricted shares	2023 WAEP US$	2023 Numbers of options	2023 Number of restricted shares
At January 1, 2024	0.01	1,125,334	101,666	0.01	1,125,334	101,666
Granted during the year	—	—	—	—	—	—
Forfeited during the year	—	—	—	—	—	—
Exercised during the year	—	—	—	—	—	—
Expired during the year	—	—	—	—	—	—
At December 31, 2024	0.01	1,125,334	101,666	0.01	1,125,334	101,666

(c)	The exercise prices and exercise periods of the share options and restricted shares outstanding as at the end of the reporting period are as follows:

Exercise period	2024 Number of options	2024 Number of restricted shares	2023 Number of options	2023 Number of restricted shares	Exercise price US$
October 1, 2021 – October 30, 2030	562,666	50,832	562,666	50,832	0.01
October 1, 2022 – October 30, 2030	337,600	30,500	337,600	30,500	0.01
October 1, 2023 – October 30, 2030	112,534	10,167	112,534	10,167	0.01
October 1, 2024 – October 30, 2030	112,534	10,167	112,534	10,167	0.01
	1,125,334	101,666	1,125,334	101,666

The Group recognised a share-based payment expense of RMB1,528,000 (equivalent to approximately US$212,300) for the year ended December 31, 2024 (2023: RMB4,057,000 (equivalent to approximately US$571,400)).

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. Share-based payments (continued)

2020 ESOP Plan (continued)

At the end of the reporting period, the Company had 2,012,336 and 101,666 share options and restricted shares outstanding. If the outstanding share options and restricted shares were exercised in full, an additional 2,114,002 ordinary shares of the Company will be issued, resulting in additional share capital of RMB13,672 (equivalent to approximately US$2,000) and capital reserve of RMB 51,366,455 (equivalent to approximately US$7,514,000) (before issue expenses), respectively.

30. Commitments

The Group had leasing commitments as at December 31, 2024. The total future minimum lease payments under the non-cancellable operating lease with respect to the offices as of December 31, 2024 are as follows:

Lease commitment
RMB’000
Within 1 year	187
2-5 years	438
Total	625

31. Events after the reporting period

On March 18, 2025, the Group entered into a securities purchase agreement, in connection with the issuance and sale of 1,193,000 American Depositary Shares at a purchase price of $1.68 per American Depositary Share, representing 11,930,000 Class A ordinary shares.

On March 20, 2025, the Group entered into a Share Purchase Agreement (the “Share Purchase Agreement” or the “Agreement”) with JoyMiracle Inc. (“JoyMiracle”), a company established under the laws of the Cayman Islands, and both of JoyMiracle’s two shareholders, Galaxu Inc. and Legend Mono Inc. (collectively, the “Founding Shareholders”). Pursuant to the Agreement, the Group will acquire 100% of the equity interest in JoyMiracle through the issuance of 131,653,430 Class A Ordinary Shares of KUKE (the “Acquisition”). The total consideration for the acquisition is US$27,647,220, which will be satisfied through the issuance of 131,653,430 Class A Ordinary Shares of the Group to the Founding Shareholders.